As filed with the Securities and Exchange Commission on March 18, 2011
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MAINSTREAM ENTERTAINMENT, INC.
(Name of small business issuer in its charter)

Florida	**7380**	**20-3687391**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

11637 Orpington Street Orlando, FL 32817 Attn: Karen Aalders (407) 207-0400	11637 Orpington Street Orlando, FL 32817 Attn: Karen Aalders
(Address and telephone number of principal executive office)	(Address of principal place of business)

Charles Camorata, President
11637 Orpington Street
Orlando, FL 32817
(407) 207-0400
(Name, address and telephone number of agent for service)

COPIES TO:
Counsel to Issuer
Gregory M. Wilson, Esq.
18610 East 32nd Ave.
Greenacres, WA 99016
Tel (509) 891-8373
Fax (509) 891-8382

Approximate Date of Proposed Sale to the Public
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis under Rule 415 under the Securities Act of 1933, as amended, check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.
Large Accelerated filer ☐ Accelerated filer ☐Non-accelerated filer ☐ Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	**Number of Shares to be Registered**	**Proposed Maximum Offering Price Per Share**	**Proposed Maximum Aggregate Offering Price**	**Amount of Registration Fee**
Common	3,045,870	$0.05	$152,593	$17.68
Total Registration and Fee	3,045,870	$0.05	$152,593	$17.68

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED March 18, 2011.

MAINTSTREAM ENTERTAINMENT, INC.

3,045,870

Common Shares

MAINSTREAM ENTERTAINMENT, INC.
11637 Orpington Street
Orlando, FL 32817

The Resale of Shares of Common Stock

This prospectus relates to the sale, transfer or distribution of up to 3,045,870 shares of the common stock, par value $0.001 per share, of Mainstream Entertainment, Inc. by the Selling Security Holders described herein. The price at which the Selling Security Holders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

This offering is not being underwritten. The common shares offered under this prospectus may be sold by the selling shareholders on the public market, in negotiated transactions with a broker-dealer or market maker as a principal or agent, or in privately negotiated transactions not involving a broker or dealer.

We will receive no proceeds from the sale of the shares by the selling shareholders.

No exchange or over-the-counter market exists for our shares. The offering price was established by management and does not reflect market value, assets or any established criteria of valuation.

Investing in the common stock involves a high degree of risk. You should not invest in the common stock unless you can afford to lose your entire investment. **See "Risk Factors" beginning on page 7 of this prospectus.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Please read this prospectus carefully. It describes our company, finances, products and services. Federal and state securities laws require us to include in this prospectus all the important information that you will need to make an investment decision.

You should rely only on the information contained or incorporated by reference in this prospectus to make your investment decision. We have not authorized anyone to provide you with different information. The selling shareholders are not offering these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

Brokers or dealers effecting transactions in the Shares should confirm the registration of the Shares under the securities laws of the states in which such transactions occur or the existence of an exemption from such registration, or should cause such registration to occur in connection with any offer or sale of the Shares.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Preliminary Prospectus Subject to Completion Dated March 18, 2011

The following table of contents has been designed to help you find important information contained in this prospectus. We encourage you to read the entire prospectus.

TABLE OF CONTENTS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this prospectus we make a number of statements, referred to as "forward-looking statements", which are intended to convey our expectations or predictions regarding the occurrence of possible future events or the existence of trends and factors that may impact our future plans and operating results. These forward-looking statements are derived, in part, from various assumptions and analyses we have made in the context of our current business plan and information currently available to us and in light of our experience and perceptions of historical trends, current conditions and expected future developments and other factors we believe to be appropriate in the circumstances. You can generally identify forward-looking statements through words and phrases such as "seek", "anticipate", "believe", "estimate", "expect", "intend", "plan", "budget", "project", "may be", "may continue", "may likely result", and similar expressions. When reading any forward looking statement you should remain mindful that all forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of our company, and that actual results or developments may vary substantially from those expected as expressed in or implied by that statement for a number of reasons or factors, including those relating to:

- whether or not markets for our products develop and, if they do develop, the pace at which they develop;

- our ability to attract the qualified personnel to implement our growth strategies,

- our ability to develop sales, marketing and distribution capabilities;

- the accuracy of our estimates and projections;

- our ability to fund our short-term and long-term financing needs;

- changes in our business plan and corporate strategies; and

- other risks and uncertainties discussed in greater detail in the sections of this prospectus, including those captioned "Risk Factors" and "Management's Discussion And Analysis Of Financial Condition And Results Of Operations".

- Each forward-looking statement should be read in context with, and with an understanding of, the various other disclosures concerning our company and our business made elsewhere in this prospectus as well as other pubic reports filed with the United States Securities and Exchange Commission (the "SEC"). You should not place undue reliance on any forward-looking statement as a prediction of actual results or developments. We are not obligated to update or revise any forward-looking statement contained in this prospectus to reflect new events or circumstances unless and to the extent required by applicable law.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the Financial Statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise specifically referenced, all references to dollar amounts refer to United States dollars.

The Company

Mainstream Entertainment, Inc. is a Florida Corporation (herein "MEI" or the "Company") organized on October 7, 2005 as Skreem Studios, Inc. On August 2, 2010 its name was changed to Mainstream Entertainment, Inc. Our offices are located at: 11637 Orpington Street Orlando, FL 32817. Our telephone number is: (407) 207-0400.

We are a development stage company, which leases a recording studio equipped to provide all of the services necessary for recording and editing finished audio products. The Studio, known locally as Gettings Studio, is located at 275 North Bayshore Dr. Ococee, FL 34761. It provides four recording studios, a "live" recording space that measures over 650 square feet, large enough for a 25-piece orchestra. It also has a client lounge, a conference room, wet bar, and shower accommodations.

We also act as a producer. Our role as a producer includes identifying and contracting with musical groups and individual artists to promote their talent. This involves student coaching and guiding musicians, conducting recording sessions, overseeing the mixing and mastering process, and planning and directing the promotion and sale of the work product. Revenue will be initiated through prior industry contacts of the officers, internet advertising via a company web page and direct contact, and traditional print marketing.

The Offering

This prospectus relates to the offer and sale by some of our shareholders during the period in which the registration statement containing this prospectus is effective up to 3,045,870 common shares

The selling shareholders may sell their shares at $0.05 per share when our Company shares are quoted, at a future date, on the OTC Electronic Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. We determined this offering price arbitrarily.

We anticipate that the common shares offered under this prospectus may be sold by the selling shareholders on the public market, in negotiated transactions with a broker-dealer or market maker as principal or agent, or in privately negotiated transactions not involving a broker or dealer. Information regarding the selling shareholders, the common shares they are offering to sell under this prospectus, and the times and manner in which they may offer and sell those shares is provided in the sections of this prospectus captioned "Selling Shareholders" and "Plan of Distribution". We will not receive any of the proceeds from those sales. The registration of common shares pursuant to this prospectus does not necessarily mean that any of those shares will ultimately be offered or sold by the selling shareholders.

<u>Information on Outstanding Shares</u>

The number of shares of our common stock outstanding before and after this offering is set forth below:

- Common shares issued and outstanding before this Offering: 3,045,870
- Common shares issued and outstanding after this Offering: 3,045,870

The number set forth above for the shares of common stock outstanding before this offering is the number of shares of our common stock outstanding on March 18, 2011.

Use of Proceeds

We will not realize any of the proceeds from the sale of the shares offered by the selling stockholders. See "Use of Proceeds".

RISK FACTORS

An investment in the Securities offered in this Prospectus involves a high degree of risk and should only be made by persons who can afford the loss of their entire investment. Accordingly, prospective investors should consider carefully the following factors, in addition to the other information concerning the Company and its business contained in this Prospectus, before purchasing the Securities offered hereby. An investment in the common stock the selling shareholders are offering to resell is risky. You should be able to bear a complete loss of your investment. Before purchasing any of the common stock, you should carefully consider the following risk factors, among others. This report contains various forward looking statements that involve risk and uncertainties. Our actual results may differ materially from the results discussed in the forward looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this report.

Risks Related our Company

We will continue to lose money, and if we do not achieve profitability, we may not be able to continue our business.

We have, in our history, generated limited revenues from operations, have incurred substantial expenses and have sustained losses. In addition, we expect to continue to incur significant operating expenses. As a result, we will need to generate significant revenues to achieve profitability, which may not occur.

Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. We expect to have quarter-to-quarter fluctuations in revenues, expenses, losses and cash flow, some of which could be significant. Results of operations will depend upon numerous factors, some beyond our control, including regulatory actions, market acceptance of our products and services, new products and service introductions, and competition.

Our independent registered public accounting firm issued a report for the year ended September 30, 2010 that contained a "going concern" explanatory paragraph.

Our independent registered public accounting firm issued a report on their audit of our financial statements as of and for the year ended September 30, 2010 containing a "going concern" paragraph. Our notes to the financial statements disclose that Mainstream Entertainment, Inc.'s (formerly Skreem Studios, Inc.) cash flows have been absorbed in operating activities and we have incurred net losses for the period ended September 30, 2010, and have a working capital deficiency. In the event that funding from internal sources or from public or private financing is insufficient to fund the business at current levels, we will have to substantially cut back our level of spending which could substantially curtail our operations. The independent registered public accounting firm's report contains an explanatory paragraph indicating that these factors raise substantial doubt about our ability to continue as a going concern. Our going concern uncertainty may affect our ability to raise additional capital, and may also affect our relationships with suppliers and customers. Investors should carefully read the independent registered public accounting firm's report and examine our financial statements.

Our management has limited experience in managing the day to day operations of a public company and, as a result, we may incur additional expenses associated with the management of our company.

The management team, including Charles Camorata, President, Chief Executive Officer and Director; Justin Martin, Vice President and Director; and Karen Aalders, Secretary/Treasurer and Director, is responsible for the operations and reporting of the Company. The requirements of operating as a small public company are new to the management team. This may require us to obtain outside assistance from legal, accounting, investor relations, or other professionals that could be more costly than anticipated. We may also be required to hire additional staff to comply with additional SEC reporting requirements and compliance under the Sarbanes-Oxley Act of 2002. Our failure to comply with reporting requirements and other provisions of securities laws could negatively affect our stock price and adversely affect our results of operations, cash flow and financial condition.

We intend to become subject to the periodic reporting requirements of the Securities Exchange Act of 1934 which will require us to incur audit fees and legal fees in connection with the preparation of such reports. These additional costs could reduce or eliminate our ability to earn a profit.

Following the effective date of our registration statement of which this prospectus is a part, we will be required to file periodic reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. In order to comply with these requirements, once this registration statement is effective, our independent registered public accounting firm will have to review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel will have to review and assist in the preparation of such reports.

The costs charged by these professionals for such services cannot be accurately predicted at this time because factors such as the number and type of transactions that we engage in and the complexity of our reports cannot be determined at this time and will have a major affect on the amount of time to be spent by our auditors and attorneys. However, the incurrence of such costs will obviously be an expense to our operations and thus have a negative effect on our ability to meet our overhead requirements and earn a profit. We may be exposed to potential risks resulting from any new requirements under Section 404 of the Sarbanes-Oxley Act of 2002. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock, if a market ever develops, could drop significantly.

Our internal controls may be inadequate, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and/or directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Our internal controls may be inadequate or ineffective, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public. Investors relying upon this misinformation may make an uninformed investment decision.

Having only three directors limits our ability to establish effective independent corporate governance procedures and increases the control of our president.

We have only three directors (including our president). Accordingly, we cannot establish board committees comprised of independent members to oversee functions like compensation or audit issues. In addition, a tie vote of board members is decided in favor of the chairman, which gives him significant control over all corporate issues. Until we have a larger board of directors that would include some independent members, if ever, there will be limited oversight of our president's decisions and activities and little ability for minority shareholders to challenge or reverse those activities and decisions, even if they are not in the best interests of minority shareholders.

Current Economic Conditions May Impact Our Commercial Success and Ability to Obtain Financing.

The current economic conditions could have a serious impact on the ability of the Company to sustain its viability. Due to the decrease in overall spending, there is a possibility that music production levels will decrease for the foreseeable future, resulting in less economic activity for the Company. Since we are a very small operation, we may not be able to attract enough music recording to sustain ourselves. In addition, due to the severe difficulty in obtaining credit in the current economic crisis, we may have trouble seeking out and locating additional funds if we so desire or require financing of our operations. Current economic conditions may severely limit our access to traditional sources of capital. If necessary, we may seek loans or additional equity from our majority shareholder, or officer/directors or other outside sources of capital. Wherever possible, our board of directors will attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of restricted shares of our common stock. Our board of directors has authority, without action or vote of the shareholders, to issue all or part of the remaining unissued 96,948,130 authorized shares. In addition, if a trading market develops for our common stock, we may attempt to raise capital by selling shares of our common stock, possibly at a discount to market. These actions will result in dilution of the ownership interests of existing shareholders which may further dilute common stock book value, and that dilution may be material.

If we fail to develop new or expand existing customer relationships, our ability to grow our business will be impaired.

Our growth depends to a significant degree upon our ability to develop new students and customer relationships and to expand existing relationships with current customers. We cannot guarantee that new customers will be added, or that any such new relationships will be successful when they are in place, or that we will obtain students or that business with current customers will increase. Failure to develop and expand such relationships could have a material adverse effect on our business, results of operations and financial condition.

Some of our competitors may be able to use their financial strength to dominate the market, which may affect our ability to generate revenues.

Some of our competitors are much larger companies and better capitalized. They could choose to use their greater resources to finance their continued participation and penetration of this market, which may impede our ability to generate sufficient revenue to cover our costs. Their better financial resources could allow them to significantly out spend us on song writing and recording, as well as marketing and production. We might not be able to maintain our ability to compete in this circumstance.

We will need additional capital to allow us to expand our business plan to increase capacity to produce the music of our customers and such financing may be unavailable or too costly.

Our ability to continue to develop the programs and products that we are planning to utilize is dependent on our ability to secure financing and allocate sufficient funds required to support our marketing activity. Additional financing may not be available on favorable terms or even at all. If we raise additional funds by selling stock, the percentage ownership of our then current stockholders will be reduced. If we cannot raise adequate funds to satisfy our capital requirements, we may have to limit our operations significantly. Our ability to raise additional funds may diminish if the public equity markets become less supportive of the industry.

Risks Related to Our Common Stock and Its Market

Jeffrey Martin owns directly and indirectly through related parties approximately 73% of our outstanding common stock, and has significant influence over our corporate decisions, and as a result, his interest could conflict with yours.

Jeffrey Martin holds directly and indirectly 2,228,500 shares of our common stock, representing approximately 73% of the outstanding shares of our common stock. Accordingly, Mr. Martin will have significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, as well as determining the outcome of all corporate transactions or other matters, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control, as Mr. Martin will likely continue to be our largest shareholder. Additionally, Mr. Martin and management own a combined total of approximately 90% of shares outstanding. Such concentration of ownership may also have the effect of delaying or preventing a change in control, which may be to the benefit of the directors and executive officers but not in the interest of the shareholders. As a result, Mr. Martin and Management have absolute control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The interests of Mr. Martin may differ from the interests of the other stockholders and thus result in corporate decisions that are adverse to other shareholders. Additionally, potential investors should take into account the fact that any vote of shares purchased will have limited effect on the outcome of corporate decisions.

We expect to issue additional stock in the future to finance our business plan and the potential dilution caused by the issuance of stock in the future may cause the price of our common stock to drop.

As of March 18, 2011, there were 3,051,870 issued and outstanding shares of Common Stock. Beyond the effective date of this resale, we may need to raise additional capital, which may then result in the issuance of additional shares of common stock, or debt instruments. Shares may be issued under an available exemption, a later registration statement, or both. If and when additional shares are issued, it may cause dilution in the value of shares purchased in this offering and may cause the price of our common stock to drop. These factors could also make it more difficult to raise funds through future offerings of common stock.

We have not, and currently do not anticipate, paying dividends on our common stock.

We have never paid any dividend on our common stock and do not plan to pay dividends on our common stock for the foreseeable future. We currently intend to retain future earnings, if any, to finance operations, capital expenditures and to expand our business.

There will be a limited market for our common stock which will make it difficult for investors to engage in transactions in our securities.

Our common stock is not quoted an exchange or automated quotation system. We intend to acquire a common stock quotation on the Over-the-Counter Electronic Bulletin Board (OTCBB). If public trading of our common stock does not commence it will be difficult for our stockholders to sell our common stock. If a market were to develop in our common stock it is highly likely that it would be an illiquid market. As a result, investors in our company may never realize a profit on their investment.

If our stock is quoted, it is likely to be an illiquid market which can lead to price volatility and difficulty liquidating your investment.

The trading volume of our stock will likely be low, which can cause the trading price of a stock to change substantially in response to relatively small orders. Both stock volume and price could also be subject to wide fluctuations in response to various factors, many of which are beyond our control, including actual or anticipated variations in quarterly and annual operating results and general market perception. An absence of an active trading market could adversely affect our stockholders' ability to sell their common stock in short time periods, or possibly at all. In addition, we believe that factors such as changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially. These fluctuations may also cause short sellers to enter the market from time to time in the belief that we will have poor results in the future. We cannot predict the actions of market participants and, therefore, can offer no assurances that the market for our stock will be stable or appreciate over time.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

In the future when our stock is quoted on the OTCBB, if our stockholders were to sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Our common stock is deemed to be "penny stock", which may make it more difficult for investors to sell their shares due to suitability requirements.

Our common stock is deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline. Penny stocks are stock:

- With a price of less than $5.00 per share;

- That are not traded on a "recognized" national exchange;

- Whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stock must still have a price of not less than $5.00 per share); or

- In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $10.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

Broker-dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker-dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. Many brokers have decided not to trade "penny stocks" because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that we remain subject to the "penny stock rules" for any significant period, there may develop an adverse impact on the market, if any, for our securities. Because our securities are subject to the "penny stock rules," investors will find it more difficult to dispose of our securities.

Shares eligible for public sale in the future could decrease the price of our shares of common stock and reduce our future ability to raise capital.

Sales of substantial amounts of shares of our common stock in the public market could decrease the prevailing market price of our common stock. If this were the case, investors in our shares of common stock may be forced to sell such shares at prices below the price they paid for their shares. In addition, a decreased market price may result in potential future investors losing confidence in us and failing to provide needed funding. This will have a negative effect on our ability to raise equity capital in the future.

We will require additional funds to achieve our current business strategy, which we may not be able to obtain which would affect our ability to operate.

Mainstream Entertainment is a relatively new business entity with limited capital resources. Its future plans may require significant capital, which may not be available on an as needed basis. If the Company's capital is insufficient to reach and impact their targeted market, they may not be able to achieve the intended goals and objectives, or succeed in its industry.

Risks of leverage and debt service requirements may hamper our ability to operate and grow our revenues.

Mainstream Entertainment's debt to equity ratio is likely to be high at the commencement of operations due to the requirement of borrowing funds to continue operations. Currently the total outstanding debt against the Company, as of December 31, 2010 is $134,016 and this is owed to the majority shareholder, Jeffrey Martin. This amount is the total from various amounts loaned to the Company by Mr. Martin. The terms of the amounts can be found under "Certain Relationships and Related Transactions".

Though currently there are no other lenders, high leverage creates risks, including the risk of default as well as operating and financing constraints likely to be imposed by prospective lenders. The interest expense associated with the Company's anticipated debt burden may be substantial and may create a significant drain on the Company's future cash flow, especially in the early years of operation. Any such operating or financing constraints imposed by the Company's lenders as well as the interest expense created by the Company's debt burden could place the Company at a disadvantage relative to other better capitalized service providers and increase the impact of competitive pressures within the Company's markets.

Again, the previous funds for operations came from our largest shareholder, Jeffrey Martin. There is no guarantee that the Shareholder will continue to provide additional funds if the Company needs them to operate. In such case, the Company may be forced to cease operations and liquidate.

Competition may have a material impact on our ability to sell our Technology, Products and Services.

The Company faces substantial competition from a number of providers of similar services. Many of the Company's competitors, particularly those competitors which are large, have substantially greater financial, manufacturing, marketing and technical resources; have greater name recognition and customer allegiance than the Company. This may affect our ability to attract business and limit the opportunities to generate revenues.

Reliance on Management.

The investors will have no rights to participate in the management decisions of the Company; the shareholder will only have such rights as other shareholders.

USE OF PROCEEDS

The Selling Stockholders are selling shares of common stock covered by this prospectus for their own accounts. We will not receive any proceeds from the sale of the shares by the selling shareholders.

DETERMINATION OF OFFERING PRICE

There is no established public market for the shares of common stock being registered. As a result the offering price of the shares of common stock offered hereby has been arbitrarily determined by us and set at $0.05 per share, and does not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value. In addition, no investment banker, appraiser or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price.

SELLING SECURITY HOLDERS

The following table provides certain information about the selling shareholder's beneficial ownership of our common stock as of March 18, 2011, and as adjusted to give effect to the sale of all of the shares being offered by this prospectus.

The following table identifies the selling stockholders and indicates (i) the nature of any position, office or other material relationship that each selling stockholder has had with us during the past three years (or any of our predecessors or affiliates) and (ii) the number of shares and percentage of our outstanding shares of common stock owned by the selling stockholder prior to the offering, the number of shares to be offered for the selling stockholder's account and the number of shares and percentage of outstanding shares to be owned by the selling stockholder after completion of the offering.

Table 1.

Name of Selling Shareholder	Shares Beneficially Owned Before Offering (A)	Percent of Class of Shares Owned Before the Offering	Maximum Number of Shares to be Sold in this Offering (C)	Shares Beneficially Owned After the Offering	Percent of Class of Shares Owned After this Offering
KAREN AALDERS	183,000	5.996%	183,000	0	0%
AM-PAC INVESTMENTS INC (1)	11,000	0.36%	11,000	0	0%
RICHARD J BOLLHOFFER	1,000	0.03%	1,000	0	0%
CHARLES CAMORATA	20,000	0.65%	20,000	0	0%
BOBBY CLARK	37,000	1.21%	37,000	0	0%
MICHAEL CLARKE	100	0.003%	100	0	0%
MEGAN CRUTCHER	1,000	0.03%	1,000	0	0%
OTHA DAVIS	2,000	0.06%	2,000	0	0%
JOSHUA DODD	5,000	0.16%	5,000	0	0%
DOMINIC DAD, INC (2)	1,000	0.03%	1,000	0	0%
JEANETTE M DUBRULE	1,250	0.04%	1,250	0	0%
ROCHELLE J DUBRULE	1,250	0.04%	1,250	0	0%
TIMOTHY G GIROUX	8,850	0.28%	8,850	0	0%
DEXTER KING	5,620	0.18%	5,620	0	0%
BEAU KINYON & MANDY KINYON	5,000	0.16%	5,000	0	0%
MANDY KINYON C/F ETHAN ETHAN KINYON UGMA/FL	500	0.01%	500	0	0%
MICHAEL KROME	10,000	0.32%	10,000	0	0%
NANCY M LAMONTE	1,000	0.03%	1,000	0	0%
CHESTER LUZIER	1,000	0.03%	1,000	0	0%
JEFFREY D MARTIN	1,697,500	55.62%	1,697,500	0	0%
JUSTIN J MARTIN C/F JETT RYLEE MARTIN	2,500	0.08%	2,500	0	0%
JUSTIN MARTIN	300,000	9.83%	300,000	0	0%
KRISTIN MARTIN	2,500	0.08%	2,500	0	0%
JEFFREY D MARTIN C/F LAURIN LAURIN MARTIN UGMA/FL	5,000	0.16%	5,000	0	0%
SHERRIE MARTIN	10,000	0.32%	10,000	0	0%
JAMES MCDANIEL	15,000	0.49%	15,000	0	0%
ROSE N NDWIGAH-MWANGI	8,200	0.26%	8,200	0	0%
OXFORD STREET PARTNERS (3)	20,000	0.65%	20,000	0	0%
GREG REYNOLDS	2,000	0.06%	2,000	0	0%
BRIAN ROBINSON	8,000	0.26%	8,000	0	0%
JOHN S SHELLEY	10,000	0.32%	10,000	0	0%
ANDRE SMALL	25,000	0.81%	25,000	0	0%
STERLING LLC (4)	110,000	3.60%	110,000	0	0%
TRIFINITY INC (5)	100	0.003%	100	0	0%
EDDIE D WHITE & AMISSA M WHITE JTTEN	5,000	0.16%	5,000	0	0%
AMISSA WHITE C/F SIERRA SIERRA WHITE UGMA/FL	500	0.01%	500	0	0%
LYNN WINEKEN	9,000	0.29%	9,000	0	0%
FORBES INVESTMENTS LIMITED (1)	265,000	8.67%	265,000	0	0%
FSC LIMITED	255,000	8.35%	255,000		0%
Total	3,045,870	100%	3,045,870	0	0%

(A)   The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. Percentage of beneficial ownership is based on 3,051,870 shares of common stock outstanding as of March 18, 2011.

(1)   The natural person who exercises voting and dispositive authority over Am-Pac Investments, FSC Limited, and Forbes Investments Limited is Jeffrey Martin.
(2)   The natural person who exercises voting and dispositive authority over Dominic Dad, Inc is Joshua Dodd.
(3)   The natural person who exercises voting and dispositive authority over Oxford Street Partners is Tom Tedrow.
(4)   The natural person who exercises voting and dispositive authority over Sterling LLC is Tyler Tedrow.
(5)   The natural person who exercises voting and dispositive authority over Trifinity, Inc. is Dan DeYoung.

PENNY STOCK CONSIDERATIONS

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the SEC. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the common stock of Mainstream Entertainment, Inc., a Florida corporation (the "Company") and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on the Trading Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
- an exchange distribution in accordance with the rules of the applicable exchange;
- privately negotiated transactions;
- settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
- broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
- a combination of any such methods of sale;
- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or
- any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the Common Stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event will any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares.

Because Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the Common Stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

Regulation M

We have informed the Selling Stockholders that Regulation M promulgated under the Securities Exchange Act may be applicable to them with respect to any purchase or sale of our common stock. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of the shares or any right to purchase the shares, for a period of one business day before and after completion of its participation in the distribution.

During any distribution period, Regulation M prohibits the Selling Stockholders and any other persons engaged in the distribution from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of the common stock. None of these persons may effect any stabilizing transaction to facilitate any offering at the market. As the Selling Stockholders will be offering and selling our common stock at the market, Regulation M will prohibit them from effecting any stabilizing transaction in contravention of Regulation M with respect to the shares.

We also have advised the Selling Stockholders that they should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the Selling Stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the Selling Stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such Selling Stockholders are distributing shares covered by this prospectus. Regulation M may prohibit the Selling Stockholders from covering short sales by purchasing shares while the distribution is taking place, despite any contractual rights to do so under the Agreement. We have advised the Selling Stockholders that they should consult with their own legal counsel to ensure compliance with Regulation M.


DESCRIPTION OF SECURITIES


The authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share. As of March 18, 2011, there were 3,051,870 shares of Common Stock issued and outstanding. The following summary description of the Common Stock is qualified in its entirety by reference to the Company's Certificate of Incorporation and all amendments thereto.

Common Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share. Each share of Common Stock entitles its holder to one non-cumulative vote per share and, the holders of more than fifty percent (50%) of the shares voting for the election of directors can elect all the directors if they choose to do so, and in such event the holders of the remaining shares will not be able to elect a single director. Holders of shares of Common Stock are entitled to receive such dividends, as the board of directors may, from time to time, declare out of Company funds legally available for the payment of dividends. Upon any liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution to stockholders.

Stockholders do not have any pre-emptive rights to subscribe for or purchase any stock, warrants or other securities of the Company. The Common Stock is not convertible or redeemable. Neither the Company's Certificate of Incorporation nor its By-Laws provide for pre-emptive rights.

Stock Transfer Agent

Our stock transfer agent is OTC Stock Transfer, 231 East 2100 South, Suite F, Salt Lake City, Utah 84115. Their telephone number is 801.485.5555.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee. Gregory M. Wilson, our independent legal counsel has provided an opinion on the validity of our common stock.

The September 30, 2009 and 2010 financial statements included in this prospectus and the registration statement were audited by M&K CPA's, PLLC on February 8, 2011 and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

INFORMATION WITH RESPECT TO REGISTRANT

BUSINESS
Business Overview

Mainstream Entertainment, Inc. is an entertainment production company originally formed as a limited liability company (Skreem Studios, LLC) in Florida, on October 7, 2005. The company is primarily engaged in music production and distribution in the United States and Europe. The Company initiated pre-commencement activity in May 2006, renting a studio facility, acquiring equipment, building out two studios and incurring other pre-operational expenses.

On April 1, 2007 the Company was acquired by Insight Management Corporation (f/k/a Skreem Records Corporation) and commenced business operations. On June 27, 2008, the majority of stockholders authorized a name and entity change from Skreem Studios, LLC to Skreem Studios, Inc. On July 1, 2008, Insight Management Corporation commenced a reverse spin-off of Skreem Studios, Inc., whereby the shareholders of record received one share of Skreem Studios, Inc. for each share owned of Insight Management Corporation. Insight Management Corporation, as of July 1, 2008, is no longer related to the Company. On August 2, 2010 the Company changed its name to Mainstream Entertainment, Inc.

On February 2, 2011, the company renegotiated for a lease of a studio facility at 275 North Bayshore Drive, Ocoee, FL 34761. The agreement allows the Company to use the facility for $50 per hour. The Company has no obligation for minimum use of the facility under the agreement and has not used the studio from the time of the agreement through December 31, 2010. Lease has been extended to December 31, 2012.

Licensing

From time to time the Company may enter into licensing agreements with music production and distribution companies. The Company had a contract, which expired in November, 2009, with NRJ Co., a France corporation that licensed the music of a group called "3 rd Wish. Our vice president, Justin Martin, is a member of 3 rd Wish.

These License agreements typically grant the production and distribution company rights to a music single or all of an act's music in a particular country or region with a term of three to fifteen years. The production or distribution company can then distribute the music in record or CD format, mp3, ring tone, or any other music media licensed in the agreement.

The Company would typically receive royalties of a negotiated percentage between 18% and 75% of sales of the production and Distribution Company's published dealer price less certain packaging deductions. In addition, the Company may receive between 18% and 75% of net royalty receipts received by in the particular nation or region. In connection with the license agreement, the Company may receive a cash advance.

Product Description

The recorded music business is the business of discovering and developing recording artists and promoting, selling and licensing their works. The Company must make a subjective determination as to the marketability of an artist's work when defining the terms of a production contract with an artist. The Company relies on the contacts of its officers, whose experience in the music industry, allows them to come into contact with current performers and new performing groups seeking to gain exposure. Mainstream currently represents and/or has worked with four different music groups and/or individual artists. These include "3rd Wish", "Patmoe", "Willie Will" and "Justin Martin."

We intend to generate additional sources of revenue through internet advertising, direct contact and print marketing. Our primary medium will be the "I-tunes" website, where individuals may purchase downloads offered by Mainstream.

Revenue for studio rental is estimated to begin within ninety days of the initiation of advertising. This ninety day period is based solely upon management's belief that the Company cannot guarantee that any revenues will be generated within that time frame or at all.

Our monthly "burn rate" consists of monthly rent of $33, professional fees (which include legal and accounting fees) of approximately $2,800 and interest expense of approximately $1,100, for a total of $3,933 in monthly expenses. The Company is dependent upon loans made by the majority shareholder, Jeffrey Martin. (See "Debt Financing and Related Party Notes")

Through the use of our leased studios facility, we can book as little as one hour or as many as 24 hours per day, allowing the business to focus on providing recording services for record labels, music producers, and recording artists. The facility and its equipment are rented on either an hourly, daily, weekly, or monthly basis as dictated by the clients' needs. Mainstream will also provide engineer, producer, and duplication services at competitive rates and according to the clients' budgets. In addition to studio and engineer/producer services, and in the course of ongoing business, it is customary in the recording industry that the Company will occasionally enter into certain licensing agreements that will provide revenue over and above the rental and services income. There is no particular standard as to the frequency or amount of this revenue and it is negotiated on an individual basis. These licensing agreements can include, but are not limited to, production agreements, writer agreements, and performing agreements, all yielding a percentage of revenue earned through the exploitation of the product produced.

We expect the percentage of revenues generated from promoting, coaching, mixing and mastering, and subleasing studio time is approximately ten percent (10%) of our total revenue. The remaining ninety percent (90%) will be accounted for by music releases.

Research and Development

Our research and development consists of song writing and recording.

Competition

The Company faces substantial competition from a number of providers of similar services. Many of the Company's competitors, particularly those competitors who are large, have substantially greater financial, manufacturing, marketing and technical resources; have greater name recognition and customer allegiance than the Company. Our competition includes Sony, RCA, and Universal.

Employees

The Company has three employees, two part-time individuals and one full-time individual, which include operating officers. They are employed by the Company on a contract basis, until the Studios are operational. None of the employees are covered by a collective bargaining or similar agreement. The Company believes it has good relations with all of the employees.

DESCRIPTION OF PROPERTY

The leased studio, locally known as "Gettings Studio," is located at 275 North Bayshore Drive, Ocoee, FL 34761, and comprises a 650 square feet for audio recording and editing. The lease agreement for the Gettings Studio allows us to use the facility upon notice to the landlord, subject to availability, with a rent of fifty ($50.00) dollars per hour. Getting Studio is owned by Glenn Gettings.

LEGAL PROCEEDINGS

The Company is not currently a party to any pending or threatened legal proceedings.

MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is no public market for the Company's common stock.

Holders of Common Stock

As of March 18, 2011, we had an aggregate of 40 stockholders of record as reported by our transfer agent, OTC Stock Transfer, 231 East 2100 South, Suite F, Salt Lake City, Utah 84115.

Dividends and Dividend Policy

There are no restrictions imposed on the Company which limit its ability to declare or pay dividends on its common stock, except as limited by state corporation law. During the last fiscal year, no cash or stock dividends were declared or paid and none are expected to be paid in the foreseeable future.

We expect to retain all earnings generated by our future operations for the development and growth of our business. The Board of Directors will determine whether or not to pay dividends in the future in light of our earnings, financial condition, capital requirements and other factors.

Securities Authorized for Issuance under Equity Compensation Plans

We have not adopted any equity compensation plans.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Mainstream Entertainment, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheets of Mainstream Entertainment, Inc. (A Development Stage Company) as of September 30, 2010 and 2009 and the related statements of operations, shareholders' equity (deficit) and cash flows for each of the twelve month periods then ended and the period from inception (October 7, 2005) through September 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mainstream Entertainment, Inc. as of September 30, 2010 and 2009, and the results of its operations and cash flows for the periods described above in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has accumulated losses since inception and has a working capital deficit, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ M&K CPAS, PLLC

Houston, Texas
February 8, 2011

Mainstream Entertainment, Inc.
(A Development Stage Company)
Balance Sheets
As of September 30, 2010 and September 30, 2009

		September 30, 2010		September 30, 2009
ASSETS:				
Current assets:				
Cash	$	85	$	613
Accounts receivable		---		54
Due from related party		102		---
Prepaid expense		61		24
Total current assets		248		691
Equipment, net of accumulated depreciation of $8,288 and $0, respectively		13,262		21,550
TOTAL ASSETS	$	13,510	$	22,241
LIABILITIES AND STOCKHOLDERS' DEFICIT:				
Current liabilities:				
Accounts payable and accrued liabilities	$	35,750	$	33,732
Accrued interest – related party		40,513		31,656
Notes payable – related party		120,117		62,001
Total Current Liabilities		196,380		127,389
Stockholders' Deficit:				
Common Stock, $.001 par value; 100,000,000 shares authorized, 3,051,870 shares issued and outstanding		3,052		3,052
Additional paid in capital		422,586		422,186
Deficit accumulated during the development stage		(608,508)		(530,386)
Total stockholders' deficit		(182,870)		(105,148)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	13,510	$	22,241

The accompanying notes are an integral part of these financial statements.

Mainstream Entertainment, Inc.
(A Development Stage Company)
Statements of Operations
For the twelve months ended September 30, 2010 and 2009, and
the Period From October 7, 2005 (Inception) through September 30, 2010

	Twelve Months Ended September 30,		October 7, 2005 (Inception) Through September 30,
	2010	2009	2010
Revenue:	$ ---	$ 471	$ 471
Expenses:			
Operating expenses			
General and administrative expenses	57,480	53,111	122,675
Depreciation expense	8,288	---	8,288
Impairment of fixed assets	---	4,777	4,777
Total operating expenses	65,768	57,888	135,740
Other Income (Expense):			
Forgiveness of debt	---	14,203	14,203
Interest income	2	---	2
Interest expense	(11,756)	(9,556)	(48,885)
Penalties	(600)	---	(600)
Total other income (expense)	(12,354)	4,647	(35,280)
Net loss before discontinued operations	(78,122)	(53,241)	(170,549)
Loss from discontinued operations	---	(179,482)	(437,959)
Net Loss	$ (78,122)	$ (232,723)	$ (608,508)
Net Loss per Common Share for Continuing Operations - Basic and Diluted	$ (.02)	$ (.02)	
Net Loss per Common Share for Discontinued Operations - Basic and Diluted	$ (.00)	$ (.06)	
Net Loss per Common Share - Basic and Diluted	$ (.02)	$ (.08)	
Per Share Information:			
Weighted Average Number of Common Stock Shares Outstanding - Basic and Diluted	3,051,870	3,051,870	

The accompanying notes are an integral part of these financial statements.

Mainstream Entertainment, Inc.
(A Development Stage Company)
Statements of Cash Flows
For the twelve months ended September 30, 2010 and 2009 and
the period from October 7, 2005 (Inception) through September 30, 2010

| | Twelve months ended September 30, | | October 7, 2005 (inception) to September 30, |
	2010	2009	2010
Cash Flows from Operating Activities:			
Net loss before discontinued operations	$ (78,122)	$ (52,770)	$ (170,549)
Net loss from discontinued operations	—	(179,482)	(437,959)
Adjustments to reconcile net loss to cash used in operating activities:			
Depreciation	8,288	21,532	80,314
Rent	400	202	602
Loss on equipment	—	33,018	33,018
Forgiveness of accrued rent	—	(13,662)	(13,662)
Forgiveness of debt by third party	—	(541)	(541)
Extraordinary gain on insurance claim	—	(32,812)	(13,437)
Impairment of fixed assets	—	86,850	86,850
Bad Debt	54	—	54
Changes in:			
Accounts receivable	—	(54)	(54)
Deposit	—	—	(6,000)
Prepaid expenses & other current assets	(40)	5,693	(64)
Accounts payable & accrued expense	10,876	39,662	100,492
Net Cash Flows Used in Operations	(58,544)	(92,364)	(340,936)
Cash Flows from Investing Activities:			
Proceeds from sale of equipment	—	—	432
Proceeds from insurance claim	—	166,701	166,701
Purchase of fixed assets	—	(625)	(17,982)
Issuance of advances and notes receivable	(100)	—	(100)
Expenditures on construction in progress	—	—	(116,160)
Net Cash Flows Provided by (Used in) Investing activities	(100)	166,076	32,891
Cash Flows from Financing Activities:			
Cash borrowings from related parties	59,100	104,852	457,191
Principal payments on related party debt	(984)	(178,201)	(189,385)
Cash contributions from former parent company	—	—	45,824
Distributions to owners	—	—	(5,500)
Net Cash Flows Provided by (Used in) Financing activities	58,116	(73,349)	308,130
Net Increase (Decrease) in Cash	(528)	363	85
Cash and cash equivalents-Beginning of period	613	250	—
Cash and cash equivalents-End of period	$ 85	$ 613	$ 85

The accompanying notes are an integral part of these financial statements.

Mainstream Entertainment, Inc.
(A Development Stage Company)
Statements of Cash Flows
For the twelve months ended September 30, 2010 and 2009 and
the period from October 7, 2005 (Inception) through September 30, 2010

| | Twelve months ended September 30, | | October 7, 2005 (inception) to September 30, |
	2010	2009	2010
SUPPLEMENTARY INFORMATION			
Interest Paid	$ 105	$ 4,005	$ 4,149
Income Taxes Paid	$ —	$ —	$ —
Non-cash transactions			
Sale of fixed assets paid directly to note holder	$ —	$ 5,000	$ 5,000
Equipment purchased by owners	$ —	—	162,998
Equipment purchased for notes payable	—	—	75,000
Issuance of shares from spin off from parent company	—	—	3,052
Debt extinguished for equity	—	4,525	210,025

The accompanying notes are an integral part of these financial statements.

Mainstream Entertainment, Inc.
(A Development Stage Company)
Statement of Changes in Stockholders' Deficit
For the period from October 7, 2005 (Inception) through September 30, 2010

	Common Stock			Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders Equity (Deficit)
	Shares		**Amount**			
Inception to October 7, 2005						
Founders shares	3,051,870	$	3,052	$ (3,052)	$ —	$ —
Fixed Assets contributed from owner	—		—	143,467	—	143,467
Net Loss	—		—	—	(14,828)	(14,828)
Balances - September 30, 2006	**3,051,870**		**3,052**	**140,415**	**(14,828)**	**128,639**
Distributions to owners	—		—	(5,500)	—	(5,500)
Equipment contributed from owners	—		—	10,971	—	10,971
Expenses paid by owners	—		—	17,799	—	17,799
Cash contributions from owners	—		—	13,500	—	13,500
Net Loss	—		—	—	(78,220)	(78,220)
Balances - September 30, 2007	**3,051,870**		**3,052**	**177,185**	**(93,048)**	**87,189**
Cash contributions from owners	—		—	32,324	—	32,324
Expenses paid by owners	—		—	718	—	718
Equipment contributed from owners	—		—	1,732	—	1,732
Debt Extinguished by Parent Company	—		—	205,500	—	205,500
Net Loss	—		—	—	(205,086)	(205,086)
Balances - September 30, 2008	**3,051,870**	$	**3,052**	$ **417,459**	$ **(298,134)**	$ **122,377**

The accompanying notes are an integral part of these financial statements.

Mainstream Entertainment, Inc.
(A Development Stage Company)
Statement of Changes in Stockholders' Deficit
For the period from October 7, 2005 (Inception) through September 30, 2010

| | Common Stock | | | Additional | Deficit Accumulated During the | Total |
	Shares		Amount	Paid-in Capital	Development Stage	Stockholders Equity (Deficit)
Balances - September 30, 2008	**3,051,870**	$	**3,052**	$ **417,459**	$ **(298,134)**	$ **122,377**
Expenses paid by owners	—		—	202	—	202
Credit card debt assumed by owners	—		—	4,525	—	4,525
Net Loss	—		—	—	(232,252)	(232,252)
Balances – September 30, 2009	**3,051,870**	$	**3,052**	$ **422,186**	$ **(530,386)**	$ **(105,148)**
Expenses paid by owners	—		—	400	—	400
Net Loss	—		—	—	(78,122)	(78,122)
Balances – September 30, 2010	**3,051,870**	$	**3,052**	$ **422,586**	$ **(608,508)**	$ **(182,870)**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Mainstream Entertainment, Inc. (f/k/a Skreem Studios, Inc and Skreem Studios LLC) was formed on October 7, 2005 as a limited liability company with the beneficial interest held by two of the Company's shareholders, Jeffrey Martin and Tony Harrison. The Company initiated pre-commencement activity in May 2006, renting a studio facility, acquiring equipment, building out two studios and incurring other pre-operational expenses. On April 1, 2007 the Company was acquired by Insight Management Corporation (f/k/a Skreem Records Corporation) under the purchase method and commenced business operations.

On June 27, 2008, the majority of stockholders authorized a name and entity change from Skreem Studios, LLC to Skreem Studios, Inc. On July 1, 2008, Insight Management Corporation commenced a reverse spin-off of Skreem Studios, Inc., whereby the shareholders of record received one share of Skreem Studios, Inc. for each share owned of Insight Management. On August 2, 2010, the Board of Directors authorized a name change from Skreem Studios, Inc. to Mainstream Entertainment, Inc. The financial statements report activity of the Company from its inception on October 7, 2005. On August 16, 2010, the Board of Directors authorized the withdrawal of the Securities and Exchange Registration Statement (Form S-1) pursuant to Rule 477 of the Securities Act of 1933.

The Company's business is the operation of a recording studio. The Company generates revenue by providing the facility and related recording services. The Company leased two studio facilities located at 7648 Southland Boulevard, Orlando, FL, Suite/Studio 104 and Suite/Studio 105. On April 15, 2009 the Board of Directors decided to suspend operations with the intention of resuming at a different location at a future date.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Company have been prepared utilizing the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under this method, revenues are recognized when earned and expenses are recorded when liabilities are incurred.

Revenue Recognition
Revenue is recognized when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when persuasive evidence of an arrangement exists, services have been provided, the price is fixed or determinable, and collectability is reasonably assured. Revenue that is billed in advance such as recurring weekly or monthly services are initially deferred and recognized as revenue over the period the services are provided. As of September 30, 2010, no significant revenue has been recorded.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Risk
The rental of professional recording studios and provision of related services is highly competitive, with over a dozen studios operating in the metropolitan Orlando area. Major factors that contribute to success are quality, convenience, service and price. The cost of providing high quality service includes the acquisition of technologically current equipment in an environment that is built to provide good acoustics, which makes it difficult to compete with price. There can be no assurance that the Company will be able to compete against the established studios, particularly in the current economic environment in which there is downward price pressure. This competition may adversely affect the Company's business, results of operations and financial condition.

The Company's performance will be substantially dependent on the performance of its executive officer and engineer, Justin Martin and Charles Camorata. The loss of the services of its executive officer or key employee, particularly in the early stages of operation and development, could have a material effect on its business, results of operations or financial condition. The Company does not maintain key man life insurance covering either of them.

The Company's financing of cash flows is dependent on loans from its principal shareholder. The loss of this funding could have a material effect on its business, results of operations and financial condition.

The Company's executive officers and key shareholders control approximately 94% of the Company's outstanding Common Stock. Accordingly, the Company's executive officers and several key shareholders hold significant influence over the Company on matters submitted to the stockholders for approval, including the election of directors, mergers, consolidations, the sale of all or substantially all of its assets, and also the power to prevent or cause a change in control.

The Company's growth and continued operations could be impaired by limitations on access to capital markets. If the market for securities were to weaken for an extended period of time, the Company's ability to raise capital will be substantially reduced. Even if the market for securities were not to weaken, there is no assurance that a market for the Company's stock will exist in the future.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of September 30, 2010 and 2009, there were no cash equivalents.

Prepaid Expenses

Prepaid expenses are advance payments for products or services that will be used in operations during the next twelve months.

Development Stage Company

The Company complies with FASB Pronouncements for its characterization of the Company as development stage.

Property, Equipment, and Improvements

Property and equipment are stated at cost less accumulated depreciation and valuation adjustments. Major additions and improvements are capitalized, and routine expenditures for repairs and maintenance are charged to expense as incurred. Fully depreciated assets are carried on the books until the date of disposal. Property sold or retired, and the related gain or loss, if any, is taken into income currently. Property that costs less than $500 is expensed as incurred.

Depreciation and Amortization

Depreciation is calculated according to the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years for equipment and furnishings and over the life of the lease for leasehold improvements.

Impairment of Long Lived Assets

Long-lived assets are reviewed for impairment in accordance with the applicable FASB standard, "Accounting for the Impairment or Disposal of Long- lived Assets". Under the standard, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount, if any, which the carrying value of the asset exceeds the fair value.

Fair Value Measurements

On January 1, 2008, the Company adopted ASC No. 820-10 (ASC 820-10), formerly SFAS 157, Fair Value Measurements. ASC 820-10 relates to financial assets and financial liabilities.

ASC 820-10 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (GAAP), and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions.

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard is now the single source in GAAP for the definition of fair value, except for the fair value of leased property. ASC 820-10 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions, about market participant assumptions, that are developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820-10 are described below:

- Level 1. Observable inputs such as quoted prices in active markets;

- Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

- Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company values its fixed assets at their fair value if impairment is identified in accordance with the applicable FASB standard. The inputs that are used in determining the fair value of these assets are Level 3 inputs. These inputs consist of but are not limited to the following: estimates of prices for similar assets according to web markets such as ebay, estimates of the condition of the property, estimates of the costs to get the assets ready for sale, etc. At September 30 2009, the company recognized impairment on their Studio Equipment to adjust the carrying value down to the fair value of $21,550. There were no impairment indicators as of September 30, 2010.

The following table presents assets that were measured and recognized at fair value as of September 30, 2009 on a non-recurring basis:

Description	Level 1	Level 2	Level 3	Total (losses)
Equipment Held (not in service)	$	$ -	$ 21,550	$ (4,777)
Total	$	$ -	$ 21,550	$ (4,777)

No assets were re-valued at fair value on a recurring or non-recurring basis as of September 30, 2010.

Income Taxes
The Company accounts for income taxes under the applicable Financial Accounting Standards Board of Financial Accounting Standard, "Accounting for Income Taxes". Under the standard, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base. Current income tax provisions are made based on taxable income reported to federal and state taxing authorities. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As of September 30, 2010 and 2009, there were no current or deferred income tax expense or benefits.

For income tax reporting purposes, the Company uses accounting methods that recognize depreciation sooner than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes. A full valuation allowance has been taken on the deferred tax assets based on the Company's determination that they are unlikely to pay income taxes in the future.

Cash paid for income taxes for the twelve month periods ended September 30, 2010 and 2009, respectively and from inception was $0.

Basic and Diluted Net Income Per Common Share
Basic and diluted net loss per share calculations are calculated on the basis of the weighted average number of common shares outstanding during the year. The per share amounts include the dilutive effect of common stock equivalents in years with net income. Basic and diluted loss per share is the same due to the anti dilutive nature of potential common stock equivalents. The Company had no common stock equivalents from inception through September 30, 2010.

As of September 30, 2010, there were no potentially dilutive securities outstanding.

Stock Based Compensation
The Company accounts for stock-based employee compensation arrangements and for stock options issued to non-employees using the fair value method in accordance with the provisions of the applicable FASB standards.

The Company did not grant any stock options from inception through September 30, 2010.

Advertising
Advertising costs are generally expensed as incurred. Total advertising cost for the twelve month periods ended September 30, 2010 and 2009, and from inception was $0, $0 and $4,440, respectively.

Recent Accounting Pronouncements
In January 2010, the FASB issued an amendment to ASC 505, Equity, where entities that declare dividends to shareholders that may be paid in cash or shares at the election of the shareholders are considered to be a share issuance that is reflected prospectively in EPS, and is not accounted for as a stock dividend. This standard is effective for interim and annual periods ending on or after December 15, 2009 and is to be applied on a retrospective basis. The adoption of this standard did not have a significant impact on the Company's consolidated financial statements.

On February 24, 2010, the FASB issued guidance in the "Subsequent Events" topic of the FASC to provide updates including: (1) requiring the company to evaluate subsequent events through the date in which the financial statements are issued; (2) amending the glossary of the "Subsequent Events" topic to include the definition of "SEC filer" and exclude the definition of "Public entity"; and (3) eliminating the requirement to disclose the date through which subsequent events have been evaluated. This guidance was prospectively effective upon issuance. The adoption of this guidance did not impact the Company's results of operations of financial condition.

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance became effective for us with the reporting period beginning January 1, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for us with the reporting period beginning July 1, 2011. Other than requiring additional disclosures, adoption of this new guidance did not have a material impact on our financial statements.

On June 29, 2009, the FASB issued ASC 105, formerly Statement No. 168, "Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles," a replacement of FASB Statement No. 162. ASC 105 establishes the FASB Accounting Standards Codification TM as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. ASC 105 will be effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superseded. The Company adopted ASC 105 on July 1, 2009 and the adoption did not have a material impact on the Company's results of operations or financial condition.

On April 1, 2009, the FASB issued ASC 825-10-65, Financial Instruments – Overall – Transition and Open Effective Date Information (ASC 825-10-65). ASC 825-10-65 amends ASC 825-10 to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements and also amends ASC 270-10 to require those disclosures in all interim financial statements. ASC 825-10-65 did not have a material impact on the Company's results of operations or financial condition.

On April 1, 2009, the Company adopted ASC 855, Subsequent Events (ASC 855). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. The adoption of ASC 855 did not have a material impact on the Company's results of operations or financial condition.

On July 1, 2009, the Company adopted ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) (ASU 2009-05). ASU 2009-05 provided amendments to ASC 820-10, Fair Value Measurements and Disclosures – Overall, for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The adoption of ASU 2009-05 did not have a material impact on the Company's results of operations or financial condition.

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to ASC 605, Revenue Recognition) (ASU 2009-13). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-13 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company does not expect adoption of ASU 2009-13 to have a material impact on the Company's results of operations or financial condition.

NOTE 3 – GOING CONCERN

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business for the foreseeable future. Since inception, the

Company has accumulated losses of $608,508 and has a working capital deficit of $196,132 at September 30, 2010. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management intends to finance these deficits through the sale of stock.

NOTE 4 – DEVELOPMENT STAGE OPERATIONS

The Company was formed October 7, 2005. Initial funding for the Company was provided by the parent's principal stockholder via equity capital, direct debt capital and indirect/related party debt capital. The Company's business operations commenced January 2, 2008 and were discontinued on April 15, 2009. Operations of the Company from inception have been devoted primarily to raising capital, obtaining financing, acquiring equipment, constructing improvements to the rented studio facilities, and administrative functions. Start-up and organization costs are expensed as incurred. The Company plans to resume operations in 2011 upon the receipt of additional funding. Transactions with shareholders and other related parties are described in other notes to these financial statements.

NOTE 5 – RELATED PARTY NOTES

On February 26, 2008, the Company's Parent Company as of that date, Skreem Records Corporation, issued 500,000 common shares of SRC stock to relieve notes payable on behalf of both the Company and the Parent Company. The debt relieved related to the Company was $205,500. The debt relieved for the Parent Company was $44,500, for a total debt relieved for the parent and subsidiary of $250,000. The relative market value of the SRC stock at the time of issuance was $0.50 per share. Therefore, no gain or loss on this extinguishment was recognized as the consideration given up by the parent in the form of SRC stock was equal to the consideration received in relief of the notes payable of $250,000. This non-cash transaction was taken as a contribution from the parent in fiscal 2008.

At September 30, 2010 and 2009, interest in the amounts of $40,513 and $31,656, respectively, is accrued on these notes. Interest expense for the twelve months ended September 30, 2010 and 2009, and from inception was $11,756, $9,556 and $48,885 respectively.

Short-term debt as of September 30, 2010 and 2009 consisted of the following demand notes:

	Sept. 30, 2010		Sept. 30, 2009
Various unsecured demand notes to the principal shareholder with no stated interest rate; interest is being accrued at 8.00% & 5%. At September 30, 2010 and 2009, the principal balance of the 5.00% notes were $10,300 and $0 and of the 8% notes were $20,728 and $20,728, respectively	$ 31,028	$	20,728
Various unsecured demand notes to a business owned and controlled by the principal shareholder with a stated interest rate of 8.00%.	11,923		12,423
An unsecured demand note to a business owned and controlled by one of the shareholders with no stated interest rate; interest is being accrued at 8.00%.	1,600		1,600
Various unsecured demand notes to a corporation controlled by the principal shareholder with a stated interest rate of 8.00%.	10,016		10,500
Various unsecured demand notes to a limited partnership controlled by the principal shareholder with a stated interest rates of 5.00% & 6.00%. At September 30, 2010 and 2009 the principal balance of the 5.00% notes were $11,100 & $0 and of the 6.00% notes were $10,750 & $10,750, respectively.	21,850		10,750
Various unsecured demand notes to a limited partnership controlled by the principal shareholder with a stated interest rates of 5.00% & 6.00%. At September 30, 2010 and 2009 the principal balance of the 5.00% notes were $36,500 & $0 and of the 6.00% notes were $6,000 & $6,000, respectively.	42,500		6,000
An unsecured demand note to a corporation in which the principle shareholder has a minority stock interest with a stated interest of 5.00%.	1,200		---
	$ 120,117	$	62,001

The related party creditor is Jeff Martin, the controlling shareholder of the Company who owns 73% of the Company's shares.

On September 16, 2009 the Company successfully concluded the negotiation and met the obligations required to be released from the commitment under non-cancelable operating leases for its former two studio/suite facility. The facility had been leased under two leases, each of which had a term that expired on May 31, 2012. From the time in which rent payments ceased in February 2009 until the time of the release from the facility lease, the Company accrued its monthly obligation to pay rent under the lease. At the time of the settlement accrued rent payable in the amount of $13,662 was written off and recognized as forgiveness of debt income.

On September 30, 2009, a note payable was no longer due to a corporation but was the subject of an ownership transfer due to the corporation forgiving the debt. The Company recognized $541 of debt forgiveness income in conjunction with this event, consisting of $500 of principal and $41 of accrued interest.

For the twelve month periods ending September 30, 2010 and 2009, and for the period from inception through September 30, 2010, the Company has recognized forgiveness of debt income in the amounts of $0, $14,203 and $14,203, respectively.

NOTE 6 – CAPITAL STOCK

On July 1, 2008, Skreem Studios, LLC was spun off from its then Parent Company Skreem Records Corporation (now called Insight Management, Inc.). Subsequent to the spin off, the limited liability company incorporated and became Skreem Studios, Inc. All shareholders of the Parent Company as of July 1, 2008 received one share in the newly formed Skreem Studios, Inc. These shares were treated as founders shares by the Company with an increase to common stock and the offset to additional paid in capital. This was the only stock transaction by the Company from inception through September 30, 2010.

The Company has 100,000,000 shares of $0.001 par value stock authorized. At September 30, 2010 there were 3,051,870 shares outstanding. Ownership by significant parties, officers and employees of the Company are as follows:

Name of beneficial owner	Number of shares	% of Ownership
Jeffrey Martin	1,697,500	56
FSC Limited	245,000	8
Forbes Investments Limited	245,000	8
Justin Martin, Vice President	300,000	10
Karen Aalders, Secretary/Treasurer	183,000	6
Thomas Tedrow	110,000	4
Charles Camorata, President	20,000	1
Other shareholders	251,370	7

NOTE 7 – RELATED PARTY TRANSACTIONS

All of the non-trade debt financing and related interest expense for the Company have been provided by and paid or accrued to the principal shareholder or entities controlled by him, see Note 5.

The facility at which the equipment held is stored is owned by an entity controlled by the principal shareholder and the rent expense for usage is contributed by the shareholder as additional paid in capital.

On April 2010, the Company loaned Sexy Fishing Lures, Inc., a related entity, $100.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

In October 2009, the company negotiated for a lease of a studio facility at 275 North Bayshore Drive, Ocoee, FL 34761. The agreement will allow the Company to use the facility for $50 per hour. The agreement was signed on February 2, 2011. The Company has no obligation for minimum use of the facility under the agreement and has not used the studio from the time of the agreement through September 30, 2010. Lease has been extended to December 31, 2012.

NOTE 9 – EQUIPMENT

Property and equipment at September 30, 2010 and 2009 consisted entirely of $13,262 and $21,550 of recording studio equipment. The equipment was being stored and was not in service.

The Company leased two Studio/Suites in June and September, 2006. These Suites required significant modifications and alterations in order for them to be placed in service as recording studios. Direct costs of $96,374 as well as carrying costs associated with the leasehold improvements of $16,786 were capitalized as they occurred and were being amortized straight line from the commencement of operations on January 2, 2008 over the five year term of the lease.

On August 10, 2008, the Company suffered a break-in and substantial equipment was stolen. The Company also incurred damage to its leased facility. The Company filed an insurance claim on the incident, receiving proceeds in the amount of $166,701 and recognizing an extraordinary loss of $19,375 for the year ended September 30, 2008. An extraordinary gain in the amount of $32,812 was recognized in the twelve months ended September 30, 2009 for additional claims granted. (See Note 12.)

In April, 2009 the Company vacated its leased facility (see Notes 1 and 14). At that time the Company sold a small portion of its equipment at a loss and stored the remainder of its equipment (see Note 10). All leasehold improvements were fully impaired as of September 30, 2009.

All escalating payment leases were expensed according to the straight line method.

NOTE 10 – OTHER ASSETS – EQUIPMENT HELD (NOT IN SERVICE)

In April, 2009 the Company moved its remaining equipment into storage with the intention of utilizing it in the future for operations. Upon being moved to storage, the equipment was marked down to fair market value and a loss of $4,777 was recognized to adjust carrying value from net book value during the twelve months ended September 30, 2009. The equipment valued at fair market value is being depreciated over its remaining useful life.

NOTE 11 – INCOME TAXES

The Company has federal and state net operating loss carry forwards of $425,569 and $425,569, which expire in various years ending September 30, as indicated below:

	Federal	Florida
2013	$ ---	$101,262
2014	---	250,251
2015	---	74,056
2023	101,262	---
2024	250,251	---
2025	74,056	---
Total	$425,569	$425,569

A full valuation allowance has been taken on the deferred tax assets based on the Company's determination that they are unlikely to pay income taxes in the future.

NOTE 12 – EXTRAORDINARY GAIN

The Company recognized extraordinary income during the year ended September 30, 2009 related to studio equipment that was burglarized on August 10, 2009. The extraordinary gain of $32,812 was considered extraordinary due to its unusual and infrequent nature. The Company recognized a related extraordinary loss of $19,375 for the year ended September 30, 2008 for prior insurance claims approved. The net extraordinary gain related to these insurance claims of $13,437 is equal to the proceeds received from the Company's insurance claim less the book value of the assets stolen. The insurance proceeds that were collected were netted against the loss in the manner above in accordance with FASB interpretation. The extraordinary gain is included in discontinued operations. (See also Note 14.)

NOTE 13 – LOSS ON IMPAIRMENT OF FIXED ASSETS

The Company recognized a loss on the impairment of assets in the amount of $0 and $86,850 in the twelve months ended September 30, 2010 and 2009, respectively, and of $86,850 from inception through September 30, 2010. The impairment loss of $82,073 on the abandonment of leasehold improvements is included in the loss from discontinued operations in the financial statements. (See also Note 14.)

NOTE 14 – DISCONTINUED OPERATIONS

On April 15, 2009, the board of directors decided to close the two studios located at 7648 Southland Blvd. in Orlando, FL. The Company's loss from operations from the former facility at 7648 Southland Blvd, reported in discontinued operations, for the twelve months ended September 30, 2010 and 2009, and for the period from inception through September 30, 2010 were $0, $179,482 and $437,959, respectively. The Company reported no revenues for the periods presented. Prior year financial statements have been restated to present the operations of the Company at the facility located at 7648 Southland Blvd. as a discontinued operation. The net extraordinary gain from inception through September 30, 2009 in the amount of $13,437 (Note 12) and loss on impairment of fixed assets from inception through September 30, 2010 in the amount of $86,850 (Note 13) have been included in the loss from discontinued operations. Depreciation expense prior to this date is included in the loss from discontinued operations.

NOTE 15 – SUBSEQUENT EVENTS

Subsequent events were evaluated through the report date. No material events came to our attention from the report date to the date these financial statement were issued.

Mainstream Entertainment, Inc.
(A Development Stage Company)
Balance Sheets
As of December 31, 2010 and September 30, 2010
(unaudited)

		December 31, 2010		September 30, 2010
ASSETS:				
Current assets:				
Cash	$	134	$	85
Due from related party		---		102
Prepaid expense		61		61
Total current assets		195		248
Equipment, net of accumulated depreciation of $9,670 and $8,288, respectively		11,880		13,262
TOTAL ASSETS	$	12,075	$	13,510
LIABILITIES AND STOCKHOLDERS' DEFICIT:				
Current liabilities:				
Accounts payable and accrued liabilities	$	31,371	$	35,750
Accrued interest – related party		43,293		40,513
Notes payable – related party		134,016		120,117
Total Current Liabilities		208,680		196,380
Stockholders' Deficit:				
Common Stock, $.001 par value; 100,000,000 shares authorized, 3,051,870 shares issued and outstanding		3,052		3,052
Additional paid in capital		422,686		422,586
Deficit accumulated during the development stage		(622,343)		(608,508)
Total stockholders' deficit		(196,605)		(182,870)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	12,075	$	13,510

The accompanying notes are an integral part of these financial statements.


Mainstream Entertainment, Inc
(A Development Stage Company)
Statements of Operations
For the three months ended December 31, 2010 and 2009, and
the Period From October 7, 2005 (Inception) through December 31, 2010
(unaudited)


	Three Months Ended December 31,		October 7, 2005 (Inception) Through December 31,
	2010	**2009**	**2010**
Revenue:	$ ---	$ ---	$ 471
Expenses:			
Operating expenses			
General and administrative expenses	10,453	9,408	141,416
Impairment of fixed assets	---	---	4,777
Total operating expenses	10,453	9,408	146,193
Other Income (Expense):			
Forgiveness of debt	---	---	14,203
Interest income	---	---	2
Interest expense	(3,382)	(2,671)	(52,267)
Penalties	---	---	(600)
Total other income (expense)	(3,382)	(2,671)	(38,662)
Net loss before discontinued operations	(13,835)	(12,079)	(184,384)
Loss from discontinued operations	---	---	(437,959)
Net Loss	$ (13,835)	$ (12,079)	$ (622,343)
Net Loss per Common Share - Basic and Diluted	$ (.00)	$ (.00)	
Per Share Information:			
Weighted Average Number of Common Stock			
Shares Outstanding - Basic and Diluted	3,051,870	3,051,870	

The accompanying notes are an integral part of these financial statements.

Mainstream Entertainment, Inc.
(A Development Stage Company)
Statements of Cash Flows
For the three months ended December 31, 2010 and 2009 and
the period from October 7, 2005 (Inception) through December 31, 2010
(unaudited)

	Three months ended December 31,		October 7, 2005 (inception) to December 31,, 2010
	2010	**2009**	**2010**
Cash Flows from Operating Activities:			
Net loss before discontinued operations	$ (13,835)	$ (12,079)	$ (184,384)
Net loss from discontinued operations	—	—	(437,959)
Adjustments to reconcile net loss to cash used in operating activities:			
Depreciation	1,381	—	81,695
Rent	100	100	702
Loss on equipment	—	—	33,018
Forgiveness of accrued rent	—	—	(13,662)
Forgiveness of debt by third party	—	—	(541)
Extraordinary gain on insurance claim	—	—	(13,437)
Impairment of fixed assets	—	—	86,850
Bad Debt		—	54
Changes in:			
Accounts receivable	—	—	(54)
Deposit	—	—	(6,000)
Prepaid expenses & other current assets	—	(38)	(64)
Accounts payable & accrued expense	(1,597)	(1,111)	98,895
Net Cash Flows Used in Operations	(13,951)	(13,128)	(354,887)
Cash Flows from Investing Activities:			
Proceeds from sale of equipment	—	—	432
Proceeds from insurance claim	—	—	166,701
Purchase of fixed assets	—	—	(17,982)
Issuance of advances and notes receivable	—	—	(100)
Expenditures on construction in progress	—	—	(116,160)
Net Cash Flows Provided by Investing activities	—	—	32,891
Cash Flows from Financing Activities:			
Bank overdraft	—	99	—
Cash borrowings from related parties	14,000	12,900	471,191
Principal payments on related party debt	—	(484)	(189,385)
Cash contributions from former parent company			
	—	—	45,824
Distributions to owners	—	—	(5,500)
Net Cash Flows Provided by Financing activities	14,000	12,515	322,130
Net Increase (Decrease) in Cash	49	(613)	134
Cash and cash equivalents-Beginning of period	85	613	—
Cash and cash equivalents-End of period	$ 134	$ —	$ 134

The accompanying notes are an integral part of these financial statements.

Mainstream Entertainment, Inc.
(A Development Stage Company)
Statements of Cash Flows
For the three months ended December 31, 2010 and 2009 and
the period from October 7, 2005 (Inception) through December 31, 2010
(unaudited)

| | Three months ended December 31,, | | October 7, 2005 (inception) to December 31,, |
	2010	2009	2010
SUPPLEMENTARY INFORMATION			
Interest Paid	$ 2	$ 16	$ 4,151
Income Taxes Paid	$ —	$ —	$ —
Non-cash transactions			
Sale of fixed assets paid directly to note holder	$ —	$ —	$ 5,000
Equipment purchased by owners	$ —	—	162,998
Equipment purchased for notes payable	—	—	75,000
Issuance of shares from spin off from parent company	—	—	3,052
Debt extinguished for equity	—	—	210,025
Related party receivable exchanged for shareholder debt	102	—	102

The accompanying notes are an integral part of these financial statements.

Mainstream Entertainment, Inc.
(A Development Stage Company)
Statement of Changes in Stockholders' Deficit
For the period from October 7, 2005 (Inception) through December 31, 2010
(unaudited)

	Common Stock			Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders Equity (Deficit)
	Shares		Amount			
Inception to October 7, 2005						
Founders shares	3,051,870	$	3,052	$ (3,052)	$ —	$ —
Fixed Assets contributed from owner	—		—	143,467	—	143,467
Net Loss	—		—	—	(14,828)	(14,828)
Balances - September 30, 2006	**3,051,870**		**3,052**	**140,415**	**(14,828)**	**128,639**
Distributions to owners	—		—	(5,500)	—	(5,500)
Equipment contributed from owners	—		—	10,971	—	10,971
Expenses paid by owners	—		—	17,799	—	17,799
Cash contributions from owners	—		—	13,500	—	13,500
Net Loss	—		—	—	(78,220)	(78,220)
Balances - September 30, 2007	**3,051,870**		**3,052**	**177,185**	**(93,048)**	**87,189**
Cash contributions from owners	—		—	32,324	—	32,324
Expenses paid by owners	—		—	718	—	718
Equipment contributed from owners	—		—	1,732	—	1,732
Debt Extinguished by Parent Company	—		—	205,500	—	205,500
Net Loss	—		—	—	(205,086)	(205,086)
Balances - September 30, 2008	**3,051,870**	**$**	**3,052**	**$ 417,459**	**$ (298,134)**	**$ 122,377**

The accompanying notes are an integral part of these financial statements.

Mainstream Entertainment, Inc.
(A Development Stage Company)
Statement of Changes in Stockholders' Deficit
For the period from October 7, 2005 (Inception) through December 31, 2010
(unaudited)

	Common Stock		Additional	Deficit Accumulated During the	Total Stockholders
	Shares	Amount	Paid-in Capital	Development Stage	Equity (Deficit)
Balances - September 30, 2008	3,051,870	$ 3,052	$ 417,459	$ (298,134)	$ 122,377
Expenses paid by owners	—	—	202	—	202
Credit card debt assumed by owners	—	—	4,525	—	4,525
Net Loss	—	—	—	(232,252)	(232,252)
Balances – September 30, 2009	3,051,870	$ 3,052	$ 422,186	$ (530,386)	$ (105,148)
Expenses paid by owners	—	—	400	—	400
Net Loss	—	—	—	(78,122)	(78,122)
Balances – September 30, 2010	3,051,870	$ 3,052	$ 422,586	$ (608,508)	$ (182,870)
Expenses paid By owners	—	—	100	—	100
Net Loss	—	—	—	(13,835)	(13,835)
Balances – December 31, 2010	3,051,870	$ 3,052	$ 422,686	$ (622,343)	$ (196,605)

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Mainstream Entertainment, Inc. (f/k/a Skreem Studios, Inc and Skreem Studios LLC) was formed on October 7, 2005 as a limited liability company with the beneficial interest held by two of the Company's shareholders, Jeffrey Martin and Tony Harrison. The Company initiated pre-commencement activity in May 2006, renting a studio facility, acquiring equipment, building out two studios and incurring other pre-operational expenses. On April 1, 2007 the Company was acquired by Insight Management Corporation (f/k/a Skreem Records Corporation) under the purchase method and commenced business operations.

On June 27, 2008, the majority of stockholders authorized a name and entity change from Skreem Studios, LLC to Skreem Studios, Inc. On July 1, 2008, Insight Management Corporation commenced a reverse spin-off of Skreem Studios, Inc., whereby the shareholders of record received one share of Skreem Studios, Inc. for each share owned of Insight Management. On August 2, 2010, the Board of Directors authorized a name change from Skreem Studios, Inc. to Mainstream Entertainment, Inc. The financial statements report activity of the Company from its inception on October 7, 2005. On August 16, 2010, the Board of Directors authorized the withdrawal of the Securities and Exchange Registration Statement (Form S-1) pursuant to Rule 477 of the Securities Act of 1933.

The Company's business is the operation of a recording studio. The Company generates revenue by providing the facility and related recording services. The Company leased two studio facilities located at 7648 Southland Boulevard, Orlando, FL, Suite/Studio 104 and Suite/Studio 105. On April 15, 2009 the Board of Directors decided to suspend operations with the intention of resuming at a different location at a future date.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Company have been prepared utilizing the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under this method, revenues are recognized when earned and expenses are recorded when liabilities are incurred.

Revenue Recognition
Revenue is recognized when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when persuasive evidence of an arrangement exists, services have been provided, the price is fixed or determinable, and collectability is reasonably assured. Revenue that is billed in advance such as recurring weekly or monthly services are initially deferred and recognized as revenue over the period the services are provided. As of December 31, 2010, no significant revenue has been recorded.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Risk
The rental of professional recording studios and provision of related services is highly competitive, with over a dozen studios operating in the metropolitan Orlando area. Major factors that contribute to success are quality, convenience, service and price. The cost of providing high quality service includes the acquisition of technologically current equipment in an environment that is built to provide good acoustics, which makes it difficult to compete with price. There can be no assurance that the Company will be able to compete against the established studios, particularly in the current economic environment in which there is downward price pressure. This competition may adversely affect the Company's business, results of operations and financial condition.

The Company's performance will be substantially dependent on the performance of its executive officer and engineer, Justin Martin and Charles Camorata. The loss of the services of its executive officer or key employee, particularly in the early stages of operation and development, could have a material effect on its business, results of operations or financial condition. The Company does not maintain key man life insurance covering either of them.

The Company's financing of cash flows is dependent on loans from its principal shareholder. The loss of this funding could have a material effect on its business, results of operations and financial condition.

The Company's executive officers and key shareholders control approximately 94% of the Company's outstanding Common Stock. Accordingly, the Company's executive officers and several key shareholders hold significant influence over the Company on matters submitted to the stockholders for approval, including the election of directors, mergers, consolidations, the sale of all or substantially all of its assets, and also the power to prevent or cause a change in control.

The Company's growth and continued operations could be impaired by limitations on access to capital markets. If the market for securities were to weaken for an extended period of time, the Company's ability to raise capital will be substantially reduced. Even if the market for securities were not to weaken, there is no assurance that a market for the Company's stock will exist in the future.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2010 and September 30, 2010, there were no cash equivalents.

Prepaid Expenses
Prepaid expenses are advance payments for products or services that will be used in operations during the next twelve months.

Development Stage Company
The Company complies with FASB Pronouncements for its characterization of the Company as development stage.

Property, Equipment, and Improvements
Property and equipment are stated at cost less accumulated depreciation and valuation adjustments. Major additions and improvements are capitalized, and routine expenditures for repairs and maintenance are charged to expense as incurred. Fully depreciated assets are carried on the books until the date of disposal. Property sold or retired, and the related gain or loss, if any, is taken into income currently. Property that costs less than $500 is expensed as incurred.

Depreciation and Amortization
Depreciation is calculated according to the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years for equipment and furnishings and over the life of the lease for leasehold improvements.

Impairment of Long Lived Assets
Long-lived assets are reviewed for impairment in accordance with the applicable FASB standard, "Accounting for the Impairment or Disposal of Long- lived Assets". Under the standard, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount, if any, which the carrying value of the asset exceeds the fair value.

Fair Value Measurements
On January 1, 2008, the Company adopted ASC No. 820-10 (ASC 820-10), formerly SFAS 157, Fair Value Measurements. ASC 820-10 relates to financial assets and financial liabilities.

ASC 820-10 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (GAAP), and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions.

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard is now the single source in GAAP for the definition of fair value, except for the fair value of leased property. ASC 820-10 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions, about market participant assumptions, that are developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820-10 are described below:

- Level 1. Observable inputs such as quoted prices in active markets;

- Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

- Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company values its fixed assets at their fair value if impairment is identified in accordance with the applicable FASB standard. The inputs that are used in determining the fair value of these assets are Level 3 inputs. These inputs consist of but are not limited to the following: estimates of prices for similar assets according to web markets such as ebay, estimates of the condition of the property, estimates of the costs to get the assets ready for sale, etc. At September 30 2009, the company recognized impairment on their Studio Equipment to adjust the carrying value down to the fair value of $21,550. There were no impairment indicators as of December 31, 2010.

No assets were re-valued at fair value on a recurring or non-recurring basis as of December 31, 2010.

Income Taxes
The Company accounts for income taxes under the applicable Financial Accounting Standards Board of Financial Accounting Standard, "Accounting for Income Taxes". Under the standard, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base. Current income tax provisions are made based on taxable income reported to federal and state taxing authorities. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As of December 31, 2010 and September 30, 2010, there were no current or deferred income tax expense or benefits.

For income tax reporting purposes, the Company uses accounting methods that recognize depreciation sooner than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes. A full valuation allowance has been taken on the deferred tax assets based on the Company's determination that they are unlikely to pay income taxes in the future.

Cash paid for income taxes for the three month periods ended December 31, 2010 and 2009, respectively and from inception was $0.

Basic and Diluted Net Income Per Common Share
Basic and diluted net loss per share calculations are calculated on the basis of the weighted average number of common shares outstanding during the year. The per share amounts include the dilutive effect of common stock equivalents in years with net income. Basic and diluted loss per share is the same due to the anti dilutive nature of potential common stock equivalents. The Company had no common stock equivalents from inception through December 31, 2010.

As of December 31, 2010, there were no potentially dilutive securities outstanding.

Stock Based Compensation
The Company accounts for stock-based employee compensation arrangements and for stock options issued to non-employees using the fair value method in accordance with the provisions of the applicable FASB standards.

The Company did not grant any stock options from inception through December 31, 2010.

Advertising
Advertising costs are generally expensed as incurred. Total advertising cost for the three month periods ended December 31, 2010 and 2009, and from inception was $0, $0 and $4,440, respectively.

Recent Accounting Pronouncements
In January 2010, the FASB issued an amendment to ASC 505, Equity, where entities that declare dividends to shareholders that may be paid in cash or shares at the election of the shareholders are considered to be a share issuance that is reflected prospectively in EPS, and is not accounted for as a stock dividend. This standard is effective for interim and annual periods ending on or after December 15, 2009 and is to be applied on a retrospective basis. The adoption of this standard did not have a significant impact on the Company's financial statements.

On February 24, 2010, the FASB issued guidance in the "Subsequent Events" topic of the FASC to provide updates including: (1) requiring the company to evaluate subsequent events through the date in which the financial statements are issued; (2) amending the glossary of the "Subsequent Events" topic to include the definition of "SEC filer" and exclude the definition of "Public entity"; and (3) eliminating the requirement to disclose the date through which subsequent events have been evaluated. This guidance was prospectively effective upon issuance. The adoption of this guidance did not impact the Company's financial statements.

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and

Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance became effective for us with the reporting period beginning January 1, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for us with the reporting period beginning July 1, 2011. Other than requiring additional disclosures, adoption of this new guidance did not have a material impact on our financial statements.

On June 29, 2009, the FASB issued ASC 105, formerly Statement No. 168, "Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles," a replacement of FASB Statement No. 162. ASC 105 establishes the FASB Accounting Standards Codification TM as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. ASC 105 will be effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superseded. The Company adopted ASC 105 on July 1, 2009 and the adoption should not have a material impact on the Company's results of operations or financial condition.

On April 1, 2009, the FASB issued ASC 825-10-65, Financial Instruments – Overall – Transition and Open Effective Date Information (ASC 825-10-65). ASC 825-10-65 amends ASC 825-10 to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements and also amends ASC 270-10 to require those disclosures in all interim financial statements. ASC 825-10-65 did not have a material impact on the Company's results of operations or financial condition.

On April 1, 2009, the Company adopted ASC 855, Subsequent Events (ASC 855). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. The adoption of ASC 855 did not have a material impact on the Company's results of operations or financial condition.

On July 1, 2009, the Company adopted ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) (ASU 2009-05). ASU 2009-05 provided amendments to ASC 820-10, Fair Value Measurements and Disclosures – Overall, for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The adoption of ASU 2009-05 did not have a material impact on the Company's results of operations or financial condition.

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to ASC 605, Revenue Recognition) (ASU 2009-13). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-13 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The adoption of ASU 2009-13 did not have a material impact on the Company's results of operations or financial condition.

NOTE 3 – GOING CONCERN

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business for the foreseeable future. Since inception, the Company has accumulated losses of $622,343 and has a working capital deficit of $208,485 at December 31, 2010. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management intends to finance these deficits through the sale of stock.

NOTE 4 – DEVELOPMENT STAGE OPERATIONS

The Company was formed October 7, 2005. Initial funding for the Company was provided by the parent's principal stockholder via equity capital, direct debt capital and indirect/related party debt capital. The Company's business operations commenced

January 2, 2008 and were discontinued on April 15, 2009. Operations of the Company from inception have been devoted primarily to raising capital, obtaining financing, acquiring equipment, constructing improvements to the rented studio facilities, and administrative functions. Start-up and organization costs are expensed as incurred. The Company plans to resume operations in 2011 upon the receipt of additional funding. Transactions with shareholders and other related parties are described in other notes to these financial statements.

NOTE 5 – RELATED PARTY NOTES

On February 26, 2008, the Company's Parent Company as of that date, Skreem Records Corporation, issued 500,000 common shares of SRC stock to relieve notes payable on behalf of both the Company and the Parent Company. The debt relieved related to the Company was $205,500. The debt relieved for the Parent Company was $44,500, for a total debt relieved for the parent and subsidiary of $250,000. The relative market value of the SRC stock at the time of issuance was $0.50 per share. Therefore, no gain or loss on this extinguishment was recognized as the consideration given up by the parent in the form of SRC stock was equal to the consideration received in relief of the notes payable of $250,000. This non-cash transaction was taken as a contribution from the parent in fiscal 2008.

At December 31, 2010 and September 30, 2010, interest in the amounts of $43,293 and $40,513, respectively, is accrued on these notes. Interest expense for the three months ended December 31, 2010 and 2009, and from inception was $3,382, $2,671 and $52,267 respectively.

Short-term debt as of December 31, 2010 and September 30, 2010 consisted of the following demand notes:

	Dec. 31, 2010	Sept. 30, 2010
Various unsecured demand notes to the principal shareholder with no stated interest rate; interest is being accrued at 8.00% & 5%. At December 31, 2010 and September 30, 2010, the principal balance of the 5.00% notes were $10,199 and $10,300 and of the 8% notes were $20,728 and $20,728, respectively	$ 30,927	$ 31,028
Various unsecured demand notes to a business owned and controlled by the principal shareholder with a stated interest rate of 8.00%.	11,923	11,923
An unsecured demand note to a business owned and controlled by one of the shareholders with no stated interest rate; interest is being accrued at 8.00%.	1,600	1,600
Various unsecured demand notes to a corporation controlled by the principal shareholder with a stated interest rate of 8.00%.	10,016	10,016
Various unsecured demand notes to a limited partnership controlled by the principal shareholder with a stated interest rates of 5.00% & 6.00%. At December 31, 2010 and September 30, 2010 the principal balance of the 5.00% notes were $20,100 & $11,100 and of the 6.00% notes were $10,750 & $10,750, respectively.	30,850	21,850
Various unsecured demand notes to a limited partnership controlled by the principal shareholder with a stated interest rates of 5.00% & 6.00%. At December 31, 2010 and September 30, 2010 the principal balance of the 5.00% notes were $41,500 & $36,500 and of the 6.00% notes were $6,000 & $6,000, respectively.	47,500	42,500
An unsecured demand note to a corporation in which the principle shareholder has a minority stock interest with a stated interest of 5.00%.	1,200	1,200
	$ 134,016	$ 120,117

The related party creditor is Jeff Martin, the controlling shareholder of the Company who owns 56% of the Company's shares.

On September 16, 2009 the Company successfully concluded the negotiation and met the obligations required to be released from the commitment under non-cancelable operating leases for its former two studio/suite facility. The facility had been leased under two leases, each of which had a term that expired on May 31, 2012. From the time in which rent payments ceased in February 2009 until the time of the release from the facility lease, the Company accrued its monthly obligation to pay rent under the lease. At the time of the settlement accrued rent payable in the amount of $13,662 was written off and recognized as forgiveness of debt income.

On September 30, 2009, a note payable was no longer due to a corporation but was the subject of an ownership transfer due to the corporation forgiving the debt. The Company recognized $541 of debt forgiveness income in conjunction with this event, consisting of $500 of principal and $41 of accrued interest.

For the three month periods ending December 31, 2010 and 2009, and for the period from inception through December 31, 2010, the Company has recognized forgiveness of debt income in the amounts of $0, $0 and $14,203, respectively.

NOTE 6 – CAPITAL STOCK

On July 1, 2008, Skreem Studios, LLC was spun off from its then Parent Company Skreem Records Corporation (now called Insight Management, Inc.). Subsequent to the spin off, the limited liability company incorporated and became Skreem Studios, Inc. All shareholders of the Parent Company as of July 1, 2008 received one share in the newly formed Skreem Studios, Inc. These shares were treated as founders shares by the Company with an increase to common stock and the offset to additional paid in capital. This was the only stock transaction by the Company from inception through December 31, 2010.

The Company has 100,000,000 shares of $0.001 par value stock authorized. At December 31, 2010 there were 3,051,870 shares outstanding. Ownership by significant parties, officers and employees of the Company are as follows:

Name of beneficial owner	Number of shares	% of Ownership
Jeffrey Martin	2,228,500	73
Justin Martin, Vice President	300,000	10
Karen Aalders, Secretary/Treasurer	183,000	6
Thomas Tedrow	130,000	4
Charles Camorata, President	20,000	1
Other shareholders	190,370	6

NOTE 7 – RELATED PARTY TRANSACTIONS

All of the non-trade debt financing and related interest expense for the Company have been provided by and paid or accrued to the principal shareholder or entities controlled by him, see Note 5.

The facility at which the equipment held is stored is owned by an entity controlled by the principal shareholder and the rent expense for usage is contributed by the shareholder as additional paid in capital.

On April 2010, the Company loaned Sexy Fishing Lures, Inc., a related entity, $100. On October 1, 2010, the outstanding loan from Sexy Fishing Lures, Inc and accrued interest of $2 was forgiven in exchange for relief on $102 of debt owed to Jeffrey Martin.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

In October 2009, the company negotiated for a lease of a studio facility at 275 North Bayshore Drive, Ocoee, FL 34761. The agreement will allow the Company to use the facility for $50 per hour. The original agreement was signed on May 21, 2010 and was renewed on February 2, 2011. The Company has no obligation for minimum use of the facility under the agreement and has not used the studio from the time of the agreement through December 31, 2010. The lease has been extended to December 31, 2012.

NOTE 9 – EQUIPMENT

Property and equipment at December 31, 2010 and September 30, 2010 consisted entirely recording studio equipment with a cost basis of $21,550 with $9,670 and $8,288 of accumulated depreciation, respectively. The equipment was being stored and was not in service.

The Company leased two Studio/Suites in June and September, 2006. These Suites required significant modifications and alterations in order for them to be placed in service as recording studios. Direct costs of $96,374 as well as carrying costs associated with the leasehold improvements of $16,786 were capitalized as they occurred and were being amortized straight line from the commencement of operations on January 2, 2008 over the five year term of the lease.

On August 10, 2008, the Company suffered a break-in and substantial equipment was stolen. The Company also incurred damage to its leased facility. The Company filed an insurance claim on the incident, receiving proceeds in the amount of $166,701 and recognizing an extraordinary loss of $19,375 for the year ended September 30, 2008. An extraordinary gain in the amount of $32,812 was recognized in the twelve months ended September 30, 2009 for additional claims granted. (See Note 12.)

In April, 2009 the Company vacated its leased facility (see Notes 1 and 14). At that time the Company sold a small portion of its equipment at a loss and stored the remainder of its equipment (see Note 10). All leasehold improvements were fully impaired as of September 30, 2009.

All escalating payment leases were expensed according to the straight line method.

NOTE 10 – OTHER ASSETS – EQUIPMENT HELD (NOT IN SERVICE)

In April, 2009 the Company moved its remaining equipment into storage with the intention of utilizing it in the future for operations. Upon being moved to storage, the equipment was marked down to fair market value and a loss of $4,777 was recognized to adjust carrying value from net book value during the twelve months ended September 30, 2009. The equipment valued at fair market value is being depreciated over its remaining useful life.

NOTE 11 – INCOME TAXES

The Company has federal and state net operating loss carry forwards of $439,079 and $439,079, which expire in various years ending December 31, as indicated below:

	Federal	Florida
2013	$ ---	$101,262
2014	---	250,251
2015	---	74,056
2016		13,510
2023	101,262	---
2024	250,251	---
2025	74,056	---
2026	13,510	
Total	$439,079	$439,079

A full valuation allowance has been taken on the deferred tax assets based on the Company's determination that they are unlikely to pay income taxes in the future.

NOTE 12 – EXTRAORDINARY GAIN

The Company recognized extraordinary income during the year ended September 30, 2009 related to studio equipment that was burglarized on August 10, 2009. The extraordinary gain of $32,812 was considered extraordinary due to its unusual and infrequent nature. The Company recognized a related extraordinary loss of $19,375 for the year ended September 30, 2008 for prior insurance claims approved. The net extraordinary gain related to these insurance claims of $13,437 is equal to the proceeds received from the Company's insurance claim less the book value of the assets stolen. The insurance proceeds that were collected were netted against the loss in the manner above in accordance with FASB interpretation. The extraordinary gain is included in discontinued operations. (See also Note 14.)

NOTE 13 – LOSS ON IMPAIRMENT OF FIXED ASSETS

The Company recognized a loss on the impairment of assets in the amount of $0 and $0 in the three months ended December 31, 2010 and 2009, respectively, and of $86,850 from inception through December 31, 2010. The impairment loss of $82,073 on the abandonment of leasehold improvements is included in the loss from discontinued operations in the financial statements. (See also Note 14.)

NOTE 14 – DISCONTINUED OPERATIONS

On April 15, 2009, the board of directors decided to close the two studios located at 7648 Southland Blvd. in Orlando, FL. The Company's loss from operations from the former facility at 7648 Southland Blvd, reported in discontinued operations, for the three months ended December 31, 2010 and 2009, and for the period from inception through December 31, 2010 were $0, $0 and $437,959, respectively. The Company reported no revenues for the periods presented. Prior year financial statements have been restated to present the operations of the Company at the facility located at 7648 Southland Blvd. as a discontinued operation. The net extraordinary gain from inception through December 31, 2010 in the amount of $13,437 (Note 12) and loss on impairment of fixed assets from inception through December 31, 2010 in the amount of $86,850 (Note 13) have been included in the loss from discontinued operations. Depreciation expense prior to this date is included in the loss from discontinued operations.

NOTE 15 – SUBSEQUENT EVENTS

Subsequent events were evaluated through the issuance. No material events came to our attention from the balance sheet date to the date these financial statement were issued.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations and Operating Expenses:

For the year ended September 30, 2010 vs. the year ended September 30, 2009 Net Income and Loss: Net loss for the year ended September 30, 2010 was $78,122, compared to $232,723 for the year ended September 30, 2009. For the three months ended December 31, 2010 compared to the three months ended December 31, 2009, net loss for the three months ended December 31, 2010 was $13,835 compared to $12,079 for the three months ended December 31, 2009.

Liquidity and Capital Resources

As of December 31, 2010, we had a cash balance of $134. The Company does not believe that such funds will be sufficient to fund its expenses over the next twelve months. There can be no assurance that additional capital will be available to the Company. The Company currently has no agreements, arrangements, or understandings with any person to obtain funds through bank loans, lines of credit, or any other sources.

Previously the Company has relied upon its major shareholder to advance funds to allow it to operate in such situations. The plan of operation outlined above is not principally dependent upon debt financing. If the fund raising falls short of the goals outlined, the majority shareholder will continue to fund the Company as needed until profitability – Jeff Martin, as the majority shareholder, does not have an obligation to contribute any additional funds to the company. Mr. Martin's contribution is discretionary, but it is likely he will continue to fund the company if necessary. However, because the Company has no bank arrangements or plans currently in effect, its inability to raise equity financing for the above purposes will have a severe negative impact on the plan of operations outlined above.

Debt Financings and Related Party Notes:

The Company is highly dependent on related party financing, specifically from majority shareholder, Jeffrey Martin ("Related Party Notes"). All of the debt financing and related interest expense for the Company have been provided by and paid or accrued to Jeffrey Martin, the principal shareholder or entities controlled by him. The Related Party Notes are made formal through promissory notes. Other than these Related Party Notes, there are no other formal agreements between the Company and Jeffrey Martin regarding any future debt financing or the payment of related interest expenses.

On February 26, 2008, the Company's former Parent Company, Insight Management Corporation, (the "Former Parent Company), formerly known as Skreem Records Corporation, issued 500,000 common shares of the Former Parent Company common stock to relieve notes payable on behalf of both the Company and the Former Parent Company, for a total debt relieved of $250,000. The 500,000 Former Parent Company common shares were issued to Jeffrey Martin. The debt relieved related to the Company was $205,500, incurred by the Company's acquisition of equipment and operations such as rent, utilities and similar expenses. The debt relieved for the Former Parent Company was $44,500.

The relative market value of the Former Parent Company common stock at the time of issuance was $0.50 per share. Therefore, no gain or loss on this extinguishment was recognized as the consideration given up by the former parent in the form of the Former Parent Company common stock was equal to the consideration received in relief of the notes payable of $250,000. This non-cash transaction was taken as a contribution from the Formal Parent Company in fiscal 2008.

On December 31, 2010 interest in the amount of $43,293 is accrued on these notes. Interest expense for the three months ended December 31, 2010 and 2009, the year ended September 30, 2010, the year ending September 30, 2009 and from inception through December 31, 2010 was $3,382, $2,671, $11,756, $9,556 and $52,267, respectively.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Product Research and Development

Our research and development consists of song writing and recording.

Acquisition or Disposition of Plant and Equipment

Not applicable.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not issue or invest in financial instruments or their derivatives for trading or speculative purposes. The operations of the Company are conducted primarily in the United States, and, are not subject to material foreign currency exchange risk.

DIRECTORS AND EXECUTIVE OFFICERS

The directors and officers of the Company are listed below with information about their respective backgrounds. Each Director is elected to serve a one year term, until the next annual meeting of the shareholders or until their successor is elected (or appointed) and qualified.

Name	Age	Position	Date of
Charles Camorata	56	President, CEO and Director	June 24, 2008
Justin Martin	27	Vice President, and Director	June 24, 2008
Karen Aalders	59	Secretary/Treasurer and Director	June 24, 2008

Significant Employees

The Company's performance will be substantially dependent on the performance of its executive officer and engineer, Justin Martin and Charles Camorata. The loss of the services of its executive officer or key employee, particularly in the early stages of operation and development, could have a material effect on its business, results of operations or financial condition. The Company does not maintain key man life insurance covering either of them.

Family Relationships

Justin Martin is the son of our majority shareholder Jeffrey Martin.

Business Experience

The principal occupation for the past five years (and, in some instances, for prior years) of each of our directors and officers are as follows:

Chief Executive Officer, President, Director
Charles Camorata, 56. Mr. Camorata was elected as president and director of Mainstream Entertainment in 2008 and continues to hold the position. His duties include: Running all operations needed to produce, record, and release music as well as set up the studio operations. He also had oversight of the filing of all publishing of songs in our catalog. Prior to his appointment he was the Vice President/Producer for Skreem Entertainment Corporation from 2000-2007 where he developed new groups and prepared them for recording careers by providing vocal and dance training, as well as produce their first commercially released record.

Prior to joining the company, from 1993-1999 Mr. Camorata was self employed as a music, sound, and design consultant and project manager with projects including: Theme Parks and Recording Studios including Walt Disney World, Universal Studios and MGM Studios Sound designer/design supervisor, MIDI systems programmer, and music editor/mixer for "*Porta Europa*" – an MCA/Universal theme park in Wakayama, Japan. He was the sound designer/design supervisor, MIDI systems programmer, and music editor/mixer for the "*Water World Stunt Show"* in Universal Studios Hollywood. (Won IAAPA award for "Best Mixed Stunt Show Worldwide" 1995). He was the sound designer/design supervisor for *Fox Television's* fall 1994 series "*Fortune Hunter*". He was the sound designer/design supervisor for independent film "*Shakti*" released in Puerto Rico. He was the project manager and design consultant for Sound Deluxe Inc. Projects managed and designed include *The Nascar Café Chain, Caroline's Comedy Nation in Manhattan, All-star Cafes, Seuss Landing at Universal Studios Florida* .

Vice President, Director

Justin Martin, 27. Mr. Martin joined Mainstream Entertainment in April 2007. Mr. Martin got his start with music group called "3rd Wish", on or about January 6, 2001. The group for the most part made a name for themselves in the European market. He has extensive music training since the age of 16. Mr. Martin has no experience operating a public company. He continues to be a member of 3 rd Wish.

Treasurer, Secretary, Director

Karen Aalders, 59, joined Mainstream in 2006 and has over fifteen years of financial reporting experience with private and publicly listed companies. Her responsibilities serving as both Secretary/Treasurer and Board Member have included all financial aspects of the companies and daily activities, communicating with accountants and auditors to make sure that all filings and regulations were complied with, and preparing financial presentations for investment banking groups.

Ms. Aalders has served in a financial control position for start-up firms, taking them through the formation stage, pre and post funding, public offering, filing, listing and trading. She has handled the financial analysis of, and reporting on, merger and acquisitions from initial interest through successful conclusion. These companies have included those in the fields of media, gaming, manufacturing and retail, located in the United States, Hong Kong, Korea, China and Europe.

 From 1970 through 1994, Ms. Aalders' private industry experience included Purchasing Oversight at Sorex Medical, Inc., International Purchasing Supply Liason for Sciex, Inc., a security products manufacturing firm, and Department Administrator for five years for Ampex Corporation where she was personally responsible for increasing productivity to 97% in her department.

Control Person

Jeffrey Martin has been the President and CEO of Martin Consulting, Inc. for the last five years. During his tenure at Martin Consulting, Mr. Martin provided business consulting and real estate investment advice which has resulted in the purchasing and selling of real property investments. Additionally, Martin Consulting has provided investment capital to small emerging companies.

Involvement in Certain Legal Proceedings

To our knowledge, during the past five years, none of our directors, executive officers, promoters, control persons, or nominees has been:

- the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

- convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

- subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

- found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Code of Ethical Conduct

Our board of directors has not adopted a Code of Ethical Conduct.

EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth the compensation for each executive officer for the past two fiscal years ended September 30.

<p style="text-align:center"><u>Summary Compensation Table</u></p>

Name and Position	Year	Salary	Bonus	Underlying Stock Options	Stock Grants
Charles Camorata, President	2010	-0-	-0-	-0-	-0-
Justin Martin, Vice-President	2010	-0-	-0-	-0-	-0-
Karen Aalders, Secretary/Treasurer	2010	-0-	-0-	-0-	-0-

All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Each executive officer is elected annually by the Board of Directors to hold their respective office until the annual meeting of shareholders and until their successors is chosen and qualified.

<u>Executive Officer Compensation</u>

All officers serve without compensation until such time as the company has sufficient revenue at which time compensation will be set by the board of directors.

<u>Director Compensation</u>

Our directors serve without compensation until such time as the company has sufficient revenue at which time compensation will be set by the board of directors.

<u>Committees of the Board of Directors</u>

We have no committees of the board of directors.

<u>Employment and Consulting Agreements with Management</u>

The Company has not entered into any employment agreements with any of its executive officers or employees.

The Company's officers and directors do not presently receive any compensation for their services rendered to the Company. No remuneration of any nature has been paid for or on account of services rendered to any other officer or director in such capacity.

The officers and directors of the Company will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein.

The board of directors may elect to compensate its officers and directors at any time for the value of their services provided to the Company.

<u>Grants of Plan-Based Awards</u>

The Board of Directors plans to grant non-qualified options annually to each officer as additional future compensation for services rendered. The timing and extent of such option grants are made at the sole discretion of the Board of Directors and have an exercise price equal to the estimated fair-market-value on the date of the grant. There is no other compensation given beyond the potential of the option grants.

<u>Outstanding Equity Awards at Fiscal Year-End</u>

There were no outstanding equity awards to any executive officer in the last fiscal year.

<u>Meetings And Committees of The Board Of Directors</u>

We presently have no formal independent Board committees. Until further determination, the full Board of Directors will undertake the duties of the audit committee, compensation committee and nominating and governance committee.

Compensation Committee

The board of directors, in its Compensation Committee role, will be responsible for reviewing performance of senior management, recommending compensation, and developing compensation strategies and alternatives for the Company.

Audit Committee

The board of directors, in its Audit Committee role, will be responsible for selecting the Company's independent auditors, approve the scope of audit and related fees, and review financial reports, audit results, internal accounting procedures, related-party transactions, when appropriate, and programs to comply with applicable requirements relating to financial accountability. The Audit Committees function will include the development of policies and procedures for compliance by the Company and its officers and directors with applicable laws and regulations. The board of directors acting in its audit committee capacity has reviewed and discussed the attached audited financial statements with management. Based on this review and discussion, the board of directors, in its audit committee role, recommended that the audited financial statements be included in this registration statement.

Nomination and Governance Committee

The board of directors, in its Nomination and Governance Committee role, will be responsible for recommendations to the Board of Directors respecting corporate governance principles; prospective nominees for director; Board member performance and composition; function, composition and performance of Board committees; succession planning; director and officer liability insurance coverage; and directors' responsibilities.

Audit Committee Financial Expert

We do not have an Audit Committee financial expert.

Shareholder Communications

The Company does not currently have a process for security holders to send communications to the Board.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the Common Stock ownership information as of December 31, 2010, with respect to (i) each person known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock; (ii) each director of the Company; and (iii) all directors, executive officers and designated stockholders of the Company as a group. This information as to beneficial ownership was furnished to the Company by or on behalf of the persons named. Unless otherwise indicated, we believe that each has sole voting and investment power with respect to the shares beneficially owned.

The percentage interest of each principal shareholder is based on the beneficial ownership of such shareholder divided by the sum of the current outstanding shares of common stock plus the additional shares, if any, which would be issued to such shareholder (but not any other shareholder) when exercising warrants or other rights in the future. Applicable percentage of ownership is based on 3,051,870 shares of common stock outstanding as of December 31, 2010. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of December 31, 2010 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Note that affiliates are subject to Rule 144 and Insider trading regulations and percentage computation is for form purposes only.

(a) Beneficial Ownership of more than 5% based on 3,051,870 common shares.

The following table describes, as of December 31, 2010, the beneficial ownership of our Common Stock by persons known to us to own more than 5% of such stock and the ownership of Common Stock by our directors, and by all officers and directors as a group.

Table 1.

Title of Class	Name and Address	Amount and Nature	Percent of Class
Common	Jeffrey Martin 11637 Orpington Street Orlando, FL 32817	1,687,500	55.62%
Common	Forbes Investments Limited (1) Suite 4703, Central Plaza 18 Harbour Rd. Wanchai Hong Kong, China	245,000	8.02%
Common	FSC Limited (1) Suite 4703, Central Plaza 18 Harbour Rd. Wanchai Hong Kong, China	245,000	8.02%
Common	Justin Martin c/o the Company 11637 Orpington Street Orlando, FL 32817	300,000	9.83%
Common	Karen Aalders c/o the Company 11637 Orpington Street Orlando, FL 32817	183,000	5.996%
Common	Charles Camorata (2) c/o the Company 11637 Orpington Street Orlando, FL 32817	20,000	0.65%
Common	All Officers and Directors as a Group (3 Persons)	503,000	16.48%

Notes:

(1)   The natural person who exercises voting and dispositive control over Forbes and FSC is Jeffrey Martin by virtue of being the sole officer and director of both companies. Mr. Martin disclaims beneficial ownership of the shares.
(2)   Less than 5% ownership

Changes in Control

There have not been any changes in control during the last fiscal year.

Transactions with Related Persons, Promoters and Certain Control Persons

All of the debt financing and related interest expense for the Company have been provided by and paid or accrued to Jeffrey Martin, the principal shareholder or entities controlled by him. These debt financings ("Related Party Notes") were made formal through promissory notes. Other than these Related Party Notes, there are no other formal agreements between the Company and Jeffrey Martin regarding any future debt financing or the payment of related interest expenses

On February 26, 2008, the Company's former Parent Company, Insight Management Corporation (the "Parent Company"), formerly known as Skreem Records Corporation, issued 500,000 common shares of the former Parent Company common stock to relieve notes payable on behalf of both the Company and the former Parent Company, for a total debt relieved of $250,000. The debt relieved related to the Company was $205,500, incurred for the Company's acquisition of equipment and operations such as rent, utilities and similar expenses. The debt relieved for the former Parent Company was $44,500. Currently, only the principle amounts of the loans were repaid through this exchange.

Outstanding Loans

All of the debt financing and related interest expense for the Company have been provided by and paid or accrued to Jeffrey Martin, the principal shareholder or entities controlled by him. These debt financings ("Related Party Notes") are represented by promissory notes with the terms outlined below.

Other than these Related Party Notes, there are no other formal agreements between the Company and Jeffrey Martin regarding any future debt financing or the payment of related interest expenses.

Currently, only the uncollateralized interest of the Related Party notes in total of $40,513 as of December 31, 2010, remains.

	DATE	AMOUNT	INT. RATE	AMT UNPAID as of 12/31/2010 INCLUDING INT.
JT INVESTMENTS	4/1/08	$ 1,600.00	8%	
(100% owned by Jeffrey Martin)				$ 1,990.35
AMPAC INVESTMENTS, INC	9/30/07	$ 3,500.00	8%	
(100% owned by Jeffrey Martin)	9/30/08	$ 7,000.00	8%	
				$ 12,983.90
FORBES INVESTMENT LTD, LLLP	9/3/09	$ 3,000.00	6%	
(100% owned by Jeffrey Martin)	9/10/09	$ 1,500.00	6%	
	9/14/09	$ 6,250.00	6%	
	11/20/09	$ 8,400.00	5%	
	8/9/10	$ 2,000.00	5%	
	8/17/10	$ 200.00	5%	
	8/9/10	$ 500.00	5%	
				$ 32,312.97
FSC LIMITED LLC	9/2/09	$ 6,000.00	6%	
(100% owned by Jeffrey Martin)	11/04/09	$ 1,000.00	5%	
	11/05/09	$ 3,500.00	5%	
	1/6/10	$ 7,000.00	5%	
	1/19/10	$ 8,000.00	5%	
	6/22/10	$ 5,000.00	5%	
	7/7/10	$ 5,000.00	5%	
	9/7/10	$ 7,000.00	5%	
				$ 49,400.93
MARTIN CONSULTANTS INC	4/19/10	$ 500.00	8%	
(100% owned by Jeffrey Martin)	8/20/09	$ 900.00	8%	
	7/29/09	$ 900.00	8%	
	1/12/09	$ 5,000.00	8%	
	1/9/09	$ 200.00	8%	
	9/3/08	$ 1,000.00	8%	
	8/19/08	$ 2,200.00	8%	
	8/13/08	$ 1,500.00	8%	
	8/5/08	$ 9,500.00	8%	
	7/23/08	$ 5,000.00	8%	
	6/16/08	$ 15,000.00	8%	
	2/5/08	$ 1,000.00	8%	
	11/8/08	$ 5,000.00	8%	
	10/23/07	$ 2,000.00	8%	
	9/6/07	$ 6,000.00	8%	
				$ 22,197.26

JEFFREY MARTIN	6/11/10	$	2,000.00	5%
	5/25/10	$	300.00	8%
	5/1/10	$	8,000.00	8%
	9/16/09	$	5,000.00	8 %
	8/25/09	$	1,500.00	8%
	7/30/09	$	200.00	8%
	7/28/09	$	500.00	8%
	6/15/09	$	5,000.00	8%
	3/12/09	$	1,100.00	8%
	2/27/09	$	500.00	8%
	2/19/09	$	300.00	8%
	2/3/09	$	3,000.00	8%
	1/29/09	$	11,000.00	8%
	1/15/09	$	700.00	8%
	1/13/09	$	6,000.00	8%
	1/12/09	$	1,500.00	8%
	1/2/09	$	7,000.00	8%
	12/17/08	$	5,000.00	8%
	12/15/08	$	2,000.00	8%
	12/12/08	$	3,000.00	8%
	11/12/08	$	6,000.00	8%
	10/7/08	$	5,000.00	8%
	10/6/08	$	5,000.00	8%
	10/1/08	$	700.00	8%
	9/26/08	$	5,200.00	8%
	9/23/08	$	1,000.00	8%
	9/17/08	$	5,000.00	8%
	9/16/08	$	500.00	8%
	9/11/08	$	300.00	8%
	9/5/08	$	5,000.00	8%
	8/26/08	$	6,000.00	8%
	7/10/08	$	400.00	8%
	6/12/08	$	500.00	8%
	6/5/08	$	900.00	8%
	6/2/08	$	3,450.00	8%
	5/29/08	$	700.00	8%
	5/19/08	$	700.00	8%
	5/15/08	$	1,300.00	8%
	5/7/08	$	5,000.00	8%
	4/29/08	$	2,600.00	8%
	4/22/08	$	1,500.00	8%
	4/14/08	$	4,000.00	8%
	4/9/08	$	2,000.00	8%
	3/19/08	$	5,000.00	8%
	2/14/08	$	3,000.00	8%
	2/11/08	$	5,000.00	8%
	1/9/08	$	6,000.00	8%
	12/11/07	$	6,000.00	8%
	11/19/07	$	15,000.00	8%
	9/20/07	$	5,000.00	8%
				$57,178.35

Additionally, the facility at which the equipment held is stored is owned by an entity controlled by the Majority Shareholder and the rent expense for this usage is contributed by that Shareholder as additional paid in capital.

Director Independence

The Board has determined that we do not have a majority of independent directors as that term is defined under Rule 4200(a)(15) of the NASDAQ Marketplace Rules, even though such definition does not currently apply to us, because we are not listed on NASDAQ.

Policy With Respect To Related Person Transactions

Not applicable

LEGAL MATTERS

The legality of the securities offered hereby has been passed upon by Gregory M. Wilson, Attorney at Law.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and the accompanying exhibits, as permitted by the rules and regulations of the SEC. For further information, please see the registration statement and accompanying exhibits. Statements contained in this prospectus regarding any contract or other document which has been filed as an exhibit to the registration statement are qualified in their entirety by reference to these exhibits for a complete statement of their terms and conditions. The registration statement and the accompanying exhibits may be inspected without charge at the offices of the SEC and copies may be obtained from the SEC's principal office at 100 F. Street, N.E., Washington, D.C. 20549, upon payment of the fees prescribed by the SEC. Electronic reports and other information filed through the Electronic Data Gathering, Analysis, and Retrieval System, known as EDGAR, are publicly available on the SEC's website, http://www.sec.gov.

PROSPECTUS

Mainstream Entertainment, Inc.

3,045,870 Shares of Common Stock

March 18, 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Registration Fee	$ 17.68
Accounting Fees and Expenses	5,200
Legal Fees and Expenses	15,000
Miscellaneous	1,000
Total	$ 21,217.68

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant has made no express indemnification provision for directors, officers or controlling persons against liability under the Securities Act of 1933 (the "Securities Act"). The Company will however provide indemnification for all reasonable actions taken by a director in good faith to the fullest extent legally permitted, and exclude actions involving fraud or bad faith. In addition, Florida corporate law (Florida Statutes §§ 607.0831) shields directors from liability for monetary damages unless a director's breach of or failure to perform his duties as a director constitutes a violation of the criminal law (unless the director has reasonable cause to believe his conduct was lawful or had no reasonable cause to believe it was unlawful) or involves a transaction from which the director derived an improper personal benefit either directly or indirectly. The Registrant does not indemnify its officers.

Insofar as indemnification for liabilities arising under the Securities Act may be available to directors, officers and controlling persons of the Registrant pursuant to any provision or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Florida Anti-Takeover Law and Our Certificate of Incorporation and Bylaw Provisions

Provisions of Florida law and our Certificate of Incorporation and By-Laws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

We are subject to the Florida General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Florida corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

 (i)   The Board of Directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

 (ii)   Upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

 (iii)   On subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders.

A "business combination" generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of the corporation's voting stock.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

On July 1, 2008, Skreem Studios, LLC was spun off from its then Parent Company Skreem Records Corporation (now called Insight Management, Inc.). Subsequent to the spin off, the limited liability company incorporated and became Skreem Studios, Inc. All shareholders of the Parent Company as of July 1, 2008 received one share in the newly formed Skreem Studios, Inc. totaling 3,051,870 shares. These shares were treated as founders shares by the Company with an increase to common stock and the offset to additional paid in capital. This was the only stock transaction by the Company from inception through September 30, 2010.

ITEM 16. EXHIBITS

Exhibit	Description	Location of Exhibit
3.1	Certificate and Articles of Amendment	Attached
3.2	Certificate of Conversion	Attached
3.3	Articles of Incorporation	Attached
3.4	Bylaws	Attached
5	Opinion and Consent of Attorney	Attached
23	Consent of Independent Certifying Accountant	Attached
24	Power of Attorney	Attached

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes to:

(1)   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2)   File, during any period in which it offers or sells securities, a post effective amendment to this registration statement to:

(i)   Include any prospectus required by section 10(a)(3) of the Act;
(ii)   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and
(iii)   Include any additional or changed material information on the plan of distribution.

For determining liability under the Securities, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that it will:

(1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497 (h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned in the City of Orlando, Florida on March 18, 2011.

Mainstream Entertainment, Inc.

By: /s/ Charles Camorata

Charles Camorata, President

By: /s/ Justin Martin

Justin Martin, Vice-President

By: /s/ Karen Aalders

Karen Aalders, Secertary/Treasurer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and as of March 18, 2011.

By: /s/ Charles Camorata

Charles Camorata, Director

By: /s/ Justin Martin

Justin Martin, Director

By: /s/ Karen Aalders

Karen Aalders, Secretary/Treasurer



Exhibit 3.1

State of Florida

Department of State

I certify the attached is a true and correct copy of the Articles of Amendment, filed on August 2, 2010, to Articles of Incorporation for SKREEM STUDIOS, INC. which changed its name to MAINSTREAM ENTERTAINMENT, INC., a Florida corporation, as shown by the records of this office.

The document number of this corporation is P08000061459.

Given under my hand and the
Great Seal of the State of Florida
at Tallahassee, the Capital, this the
Fourth day of August, 2010



GREAT SEAL OF THE STATE OF FLORIDA
IN GOD WE TRUST

Dawn K. Roberts
Dawn K. Roberts
Secretary of State

CR2E022 (01-07)



State of Florida

Department of State

I certify from the records of this office that MAINSTREAM ENTERTAINMENT, INC. is a corporation organized under the laws of the State of Florida, filed on June 24, 2008, effective October 7, 2005.

The document number of this corporation is P08000061459.

I further certify that said corporation has paid all fees due this office through December 31, 2010, that its most recent annual report/uniform business report was filed on May 4, 2010, and its status is active.

I further certify that said corporation has not filed Articles of Dissolution.

Given under my hand and the
Great Seal of the State of Florida
at Tallahassee, the Capital, this the
Fourth day of August, 2010



Dawn K. Roberts
Dawn K. Roberts
Secretary of State

CR2E022 (01-07)

Articles of Amendment
to
Articles of Incorporation
of

FILED
2010 AUG -2 AM 11: 12
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

SKREEM STUDIOS, INC.
(Name of Corporation as currently filed with the Florida Dept. of State)

P08000061459
(Document Number of Corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

MAINSTREAM ENTERTAINMENT, INC. *The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."*

B. Enter new principal office address, if applicable: ______________________
(Principal office address MUST BE A STREET ADDRESS) ______________________
____

C. Enter new mailing address, if applicable: ______________________
(Mailing address MAY BE A POST OFFICE BOX) ______________________
____

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent: ______________________

New Registered Office Address: ______________________
(Florida street address)

______________________, Florida__________
(City) *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

____
Signature of New Registered Agent, if changing

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:
(*Attach additional sheets, if necessary*)

Title	Name	Address	Type of Action
___	_____	_____	☐ Add ☐ Remove
___	_____	_____	☐ Add ☐ Remove
___	_____	_____	☐ Add ☐ Remove

E. If amending or adding additional Articles, enter change(s) here:
(*attach additional sheets, if necessary*).   (*Be specific*)

_____

_____

_____

_____

_____

_____

_____

_____

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
(*if not applicable, indicate N/A*)

_____

_____

_____

_____

_____

_____

The date of each amendment(s) adoption: August 1, 2010

(date of adoption is required)

Effective date if applicable: August 1, 2010

(no more than 90 days after amendment file date)

Adoption of Amendment(s)   **(CHECK ONE)**

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by _____."

(voting group)

☑ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Dated August 1, 2010

Signature _Karen Aalders_

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Karen Aalders

(Typed or printed name of person signing)

Secretary/Treasurer

(Title of person signing)

Page 3 of 3

SKREEM STUDIOS, INC.
11637 Orpington St.
Orlando, FL 32817

Phone: 407-207-0400   Fax: 407-207-0434

BOARD OF DIRECTORS MEETING FOR
SKREEM STUDIOS, INC.

A meeting of the board of directors for Skreem Studios, Inc. was held on August 1, 2010,

to authorize the name change from Skreem Studios, Inc. to Mainstream Entertainment,

Inc.

The voting was unanimous and the meeting was adjourned.



Charles Camorata   Karen Aalders
President   Secretary/Treasurer

Exhibit 3.2

Certificate of Conversion
For
"Other Business Entity"
Into
Florida Profit Corporation

This Certificate of Conversion **and attached Articles of Incorporation** are submitted to convert the following **"Other Business Entity" into a Florida Profit Corporation** in accordance with s. 607.1115, Florida Statutes.

1. The name of the "Other Business Entity" immediately prior to the filing of this Certificate of Conversion is:

Skreem Studios, LLC L05-99146

(Enter Name of Other Business Entity)

2. The "Other Business Entity" is a limited liability company

(Enter entity type. Example: limited liability company, limited partnership, sole proprietorship, general partnership, common law or business trust, etc.)

first organized, formed or incorporated under the laws of Florida

(Enter state, or if a non-U.S. entity, the name of the country)

on October 7, 2005

(Enter date "Other Business Entity" was first organized, formed or incorporated)

3. If the jurisdiction of the "Other Business Entity" was changed, the state or country under the laws of which it is now organized, formed or incorporated:

____.

4. The name of the Florida Profit Corporation as set forth in the **attached Articles of Incorporation:**

Skreem Studios, Inc.

(Enter Name of Florida Profit Corporation)

5. If not effective on the date of filing, enter the effective date: July 1, 2008.

(The effective date: 1) cannot be prior to nor more than 90 days after the date this document is filed by the Florida Department of State; AND 2) must be the same as the effective date listed in the attached Articles of Incorporation, if an effective date is listed therein.)

FILED
08 JUN 24 AM 11:39
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

Page 1 of 2

Signed this 19th day of June, 20 08.

Required Signature for Florida Profit Corporation:

Signature of Chairman, Vice Chairman, Director, Officer, or, if Directors or Officers have not been selected, an Incorporator: ______________________
Printed Name: Karen Aalders Title: Secretary/Treasurer

Required Signature(s) on behalf of Other Business Entity: [See below for required signature(s).]

Signature: Justin Martin
Printed Name: Justin Martin, Man Mem, Skreem Studios Title: Vice Pres, Skreem Records Corp

Signature: ______________________
Printed Name: ______________________ Title: ______________________

Signature: ______________________
Printed Name: ______________________ Title: ______________________

Signature: ______________________
Printed Name: ______________________ Title: ______________________

Signature: ______________________
Printed Name: ______________________ Title: ______________________

Signature: ______________________
Printed Name: ______________________ Title: ______________________

FILED
08 JUN 24 AM 11:39
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

If Florida General Partnership or Limited Liability Partnership:
Signature of one General Partner.

If Florida Limited Partnership or Limited Liability Limited Partnership:
Signatures of **ALL** General Partners.

If Florida Limited Liability Company:
Signature of a Member or Authorized Representative.

All others:
Signature of an authorized person.

Fees:

Certificate of Conversion:	$35.00
Fees for Florida Articles of Incorporation:	$70.00
Certified Copy:	$8.75 (Optional)
Certificate of Status:	$8.75 (Optional)

Exhibit 3.3

ARTICLES OF INCORPORATION

In compliance with Chapter 607 and/or Chapter 621, F.S. (Profit)

ARTICLE I NAME

The name of the corporation shall be:

Skreem Studios, Inc.

ARTICLE II PRINCIPAL OFFICE

The principal place of business/mailing address is:

7648 Southland Blvd. Suite 105
Orlando, Florida 32809

ARTICLE III PURPOSE

The purpose for which the corporation is organized is:

Any and all lawful business

FILED
09 JUN 24 AM 11:39
SECRETARY OF STATE
TALLAHASSEE FLORIDA

ARTICLE IV SHARES

The number of shares of stock is:

100,000,000 authorized; par value .001

ARTICLE V INITIAL OFFICERS AND/OR DIRECTORS

List name(s), address(es) and specific title(s):

Charles Camorata, President & Director
7648 Southland Blvd. Suite 105
Orlando, FL 32809

Karen Aalders, Secretary/Treasurer & Director
11637 Orpington St.
Orlando, FL 32817

Justin Martin, Vice President & Director
7648 Southland Blvd. Suite 105
Orlando, FL 32809

ARTICLE VI REGISTERED AGENT

The **name and Florida street address** (P.O. Box **NOT** acceptable) of the registered agent is:

Karen Aalders
11637 Orpington St.
Orlando, FL 32817

ARTICLE VII   INCORPORATOR

The **name and address** of the Incorporator is:

Karen Aalders
11637 Orpington St.
Orlando, FL 32817

****

Having been named as registered agent to accept service of process for the above stated corporation at the place designated in this certificate, I am familiar with and accept the appointment as registered agent and agree to act in this capacity

Karen Aalders — 6/19/08
Signature/Registered Agent — Date

Karen Aalders — 6/19/08
Signature/Incorporator — Date

FILED
08 JUN 24 AM 11:39
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

2009 FOR PROFIT CORPORATION REINSTATEMENT

DOCUMENT# P08000061459

FILED
Oct 27, 2009
Secretary of State

Entity Name: SKREEM STUDIOS, INC

Current Principal Place of Business:	**New Principal Place of Business:**
7648 SOUTHLAND BLVD. STE 105 ORLANDO, FL 32809	11637 ORPINGTON ST ORLANDO, FL 32817

Current Mailing Address:	**New Mailing Address:**
7648 SOUTHLAND BLVD. STE 105 ORLANDO, FL 32809	11637 ORPINGTON ST ORLANDO, FL 32817

FEI Number: 20-3687391   FEI Number Applied For ( )   FEI Number Not Applicable [ ]   Certificate of Status Desired (X)

Name and Address of Current Registered Agent:	**Name and Address of New Registered Agent:**
AALDERS, KAREN 11637 ORPINGTON ST. ORLANDO, FL 32817 US	MARTIN, JEFFREY 11637 ORPINGTON ST. ORLANDO, FL 32817 US

The above named entity submits this statement for the purpose of changing its registered office or registered agent, or both, in the State of Florida.

SIGNATURE: JEFFREY MARTIN   10/27/2009
_____   _____
Electronic Signature of Registered Agent   Date

In accordance with s. 607.193(2)(b), F.S., the corporation did not receive the prior notice.
Election Campaign Financing Trust Fund Contribution ( ).

OFFICERS AND DIRECTORS:	**ADDITIONS/CHANGES TO OFFICERS AND DIRECTORS:**
Title: PD ( ) Delete Name: CAMORATA, CHARLES Address: 7648 SOUTHLAND BLVD. STE 105 City-St-Zip: ORLANDO, FL 32809	Title: PD (X) Change ( ) Addition Name: CAMORATA, CHARLES Address: 11637 ORPINGTON ST City-St-Zip: ORLANDO, FL 32817
Title: VPD ( ) Delete Name: MARTIN, JUSTIN Address: 7648 SOUTHLAND BLVD. STE 105 City-St-Zip: ORLANDO, FL 32809	Title: VPD (X) Change ( ) Addition Name: MARTIN, JUSTIN Address: 11637 ORPINGTON ST City-St-Zip: ORLANDO, FL 32817
Title: STD ( ) Delete Name: AALDERS, KAREN Address: 11637 ORPINGTON ST City-St-Zip: ORLANDO, FL 32817	Title: ( ) Change ( ) Addition Name: Address: City-St-Zip:

I hereby certify that the information supplied with this filing does not qualify for the exemption stated in Chapter 119, Florida Statutes. I further certify that the information indicated on this report or supplemental report is true and accurate and that my electronic signature shall have the same legal effect as if made under oath; that I am an officer or director of the corporation or the receiver or trustee empowered to execute this report as required by Chapter 607, Florida Statutes; and that my name appears above, or on an attachment with an address, with all other like empowered.

SIGNATURE: KAREN AALDERS   STD   10/27/2009
_____   _____
Electronic Signature of Signing Officer or Director   Date

Exhibit 3.4

BYLAWS
OF

SKREEM STUDIOS, INC.

I. OFFICES

<u>Registered Office & Registered Agent</u>

The location of the registered office and the name of the registered agent of the corporation in the state of its incorporation shall be such as shall be determined from time to time by the Board of Directors and on file in the appropriate office of the state of its incorporation pursuant to applicable provisions of law.

<u>Corporate Offices</u>

The corporation may have such corporate offices, anywhere within and without the state of its incorporation as the Board of Directors from time to time may appoint, or the business of the corporation may require. The "principal place of business" or "principal business" or "executive" office or offices of the corporation may be fixed and so designated from time to time by the Board of Directors.

II. RECORDS

A. Corporate Records

The corporation shall keep at its registered office, or principal place of business, in or out of the state of its incorporation as the Board of Directors may from time to time appoint, original or duplicate books in which shall be recorded the number of its shares subscribed, the names of the owners of its share, the numbers owned of record by them respectively, the amount of shares paid, and by whom, the transfer of said shares with the date of transfer, the amount of its assets and liabilities, and the names and places of residence of its officers, and from time to time such other or additional records, statements, lists, and information as may be required by law, including the shareholders' lists mentioned in these Bylaws.

B. Inspection of Records

A shareholder upon ten days written notification, if he or she be entitled and demands to inspect the records of the corporation pursuant to any statutory or other legal right, shall be privileged to inspect such records only during the usual and customary hours of business and in such manner as will not unduly interfere with the regular conduct of the business of the corporation. A shareholder may delegate his or her right of inspection to a Certified or Public Accountant on the condition, to be enforced at the option of the corporation, that the shareholder and accountant agree with the corporation to furnish to the corporation, promptly as completed or made, a true and correct copy of each report with respect to such inspection made shall use or permit to be used or acquiesce in the use by others of any information so obtained, to the detriment competitively of the corporation, nor shall he or she furnish or permit to be furnished any information so obtained to any competitor or prospective competitor of the corporation. The corporation as a condition precedent to any shareholder's inspection of the records of the corporation may require the shareholder to indemnify the corporation against any loss or damage which may be suffered by it arising out of or resulting from any unauthorized disclosure made or permitted to be made by such shareholder of information obtained in the course of such inspection.

III. CORPORATE SEAL

The corporate seal shall have inscribed thereon the name of the corporation and the words: "Corporate Seal," the state of incorporation and the year of incorporation. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

IV. SHAREHOLDERS' MEETING

A. Place Of Meeting

All meetings of the shareholders shall be held at the principal business office of the corporation in the state of its incorporation except such meetings as the Board of Directors to the extent permissible by law expressly determines shall be held elsewhere, in such case such meetings may be held, upon notice thereof as hereinafter provided, at such other place or places within or without the state of its incorporation, as said Board of Directors shall have determined, and as shall be stated in such notice; and, unless specifically prohibited by law, any meeting may be held at any place and time, and for any purpose, if consented to in writing by all of the shareholders entitles to vote thereat.

B. Annual Meetings

An annual meeting of shareholders shall be held on such day and date and at such time as may be expressly determined by the Board of Directors at which meeting the shareholders shall elect a Board of Directors and transact such other business as may properly be brought before the meeting.

C. Special Meetings

Special meetings of the shareholders may be held for any purpose or purposes. They may be called by the Chairman of the Board, President, Secretary, or by the Board of Directors, or by the holders of not less than one fifth (1/5) of all outstanding shares entitled to a vote at any such meeting.

The "call" and the "notice" of any such meeting shall be deemed to be synonymous.

D. Notice

Written or printed notice of each meeting of the shareholders, whether annual or special, stating the place, day and hour of the meeting, and, in case of a special meeting, the purpose or purposes thereof, shall be delivered or given to each shareholder entitled to vote thereat, not less than ten (10) days nor more than fifty (50) days prior to the meeting, unless, as to a particular matter, other or further notice is required by law, in which case such other or further notice shall be given. In addition to such written notice, published notice shall be given in the manner then required by law.

Any notice of a shareholders' meeting sent by mail shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid addressed to the shareholder at his or her address as it appears on the records of the corporation.

E. Presiding Officials

Every meeting of the corporation for whatever object, shall be convened by the Chairman of the Board or, in his or her absence, the President, or by the officer or person who called the meeting by notice as above provided, but it shall be presided over by the officers specified in these Bylaws; provided, however, that the shareholders at any meeting, by a majority vote in amount of shares represented thereat, and notwithstanding anything to the contrary elsewhere in these Bylaws, may select any persons of their choosing to act as Chairman and Secretary of such meeting or any session thereof.

F. Waiver Of Notice

Whenever any notice is required to be given under the provisions of these Bylaws, or the Certificate or Articles of Incorporation of the corporation or of any law, a waiver thereof in writing signed by the person or persons entitles to such notice whether before or after the time stated therein, shall be deemed the equivalent to the giving of such notice.

G. Business Which May Be Transacted At Annual Meetings

At each annual meeting of the shareholders, the shareholders shall elect, by ballot, a Board of Directors to hold office until the next succeeding annual meeting and they may transact such other business as may be desired, whether or not the same was specified in the notice of the meeting, unless the consideration of such other business without its having been specified in the notice of the meeting as one of the purposes thereof, is prohibited by law.

H. Business Which May Be Transacted At Special Meetings

Business transacted at all special meetings shall be confined to the purposes stated in the notice of such meetings, unless the transaction of other business is consented to by the holders of all of the outstanding shares of stock of the corporation entitled to vote thereat.

I. Quorum

Except as otherwise may be provided by law or by the Articles of Incorporation, the holders of a majority of the voting shares issued and outstanding and entitled to vote thereat, present in person or by proxy, shall be requisite for and shall constitute a quorum, at all meetings of the shareholders for the transaction of business. Every decision of a majority in amount of shares of such quorum shall be valid as a corporate act, except in those specific instances in which a larger vote is required by law or by the Articles of Incorporation. If, however, such quorum should not be present at any meeting, the shareholders present and entitled to vote shall have the power successively to adjourn the meeting, without notice other than announcement at such adjournments. At such adjourned meeting at which a quorum is present any business may be transacted which might have been transacted at the meeting as originally notified.

J.   Proxies

At any meeting of the shareholders, every shareholder having the right to vote shall be entitled to vote in person, or by proxy executed in writing by such shareholder or by his or her duly authorized attorney-in-fact. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

If the Board of Directors shall not have closed the transfer books of the corporation or set a record date for the determination of its shareholders entitled to vote, as provided in these Bylaws, no person shall be admitted to vote directly or by proxy except those in whose names the shares of the corporation shall have stood on the transfer books on a date fifty (50) days previous to the date of the meeting.

K.   Registered Shareholders – Exceptions – Stock Ownership Presumed

The corporation shall be entitled to treat the holder of any share or shares of stock of the corporation, as recorded on the stock record or transfer books of the corporation as the holder of record and as the holder and owner in fact thereof and, accordingly, shall be required to recognize any equitable or other claim to or interest in such share(s) on the part of any other person, firm, partnership, corporation or association, whether or not the corporation shall have express or other notice thereof, save as is otherwise expressly required by law, and the term "shareholder" as used in these Bylaws means one who is a holder of record of shares of the corporation; provided, however, that if permitted by law:

1. Shares standing in the name of another corporation domestic or foreign, may be voted by such officers, agent or proxy as the Bylaws of such corporation prescribe, or, in the absence of such provision, as the Board of Directors of such corporation may determine;

2. Shares standing in the name of a deceased person may be voted by his or her administrator or executor either in person or by proxy; and shares standing in the name of a guardian, curator, or trustee shall be entitled, as such fiduciary, to vote shares held by him or her without a transfer of such shares into his or her name;

3. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his or her name if authority so to do be contained in any appropriate order of the court by which such receiver was appointed; and

4. A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred of record into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

L. Shareholders' Lists

A complete list of the shareholders entitled to vote at each meeting of the shareholders arranged in alphabetical order, with the address of, and the number of voting shares held by each, shall be prepared by the officer of the corporation having charge of the stock transfer books of the corporation, and shall for a period of time ten (10) days prior to the meeting be kept on file in the registered office of the corporation in the state of its incorporation or the principal business office of the corporation and shall at any time during the usual hours for business be subject to inspection by any shareholder. A similar or duplicate list shall also be produced and kept open for the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book or a duplicate thereof kept in the state of incorporation shall be prima facie evidence of who are shareholders entitled to examine such list, ledger or transfer book or to vote at any meeting as shareholders.

Failure to comply with the foregoing shall not affect the validity of any action taken at such meeting.

V. DIRECTORS

A. Removal Of Directors

The shareholders shall have the power by a majority vote of the holders of shares at a special meeting expressly called for that purpose, to remove any director or all directors from office with or without cause.

B. Directors – Number

The directors of this corporation shall be not less than One (1), the number to actually serve from time to time to be determined by the directors elected by the shareholders.

C. Powers Of The Board

The property, affairs and business of the corporation shall be managed by and under the direction of the directors, acting as a board. The board shall have and is vested with all and unlimited powers and authorities, except as may be expressly limited by law, the

Articles of Incorporation or these Bylaws, to do or cause to be done any and all lawful things for and in behalf of the corporation, to exercise or cause to be exercised any or all of its powers, privileges and franchises, and to seek the effectuation of its objects and purposes.

D. Meetings Of Directors – Offices

All meetings of the directors shall be held at the principal business office of the corporation unless for any particular meeting all of the directors unanimously agree and consent to the holding of the meeting elsewhere, in which event the meeting may be held at such place agreed upon, wither within or without the state of incorporation.

The directors may have one or more offices, and keep the books of the corporation (except the original) or duplicate stock ledgers, and such other books and records as may by law be required to be kept at the registered office, or at some office, of the corporation in the state of its incorporation, at such place or places within or without the state of its incorporation as they may from time to time determine.

E. Meetings Of The Newly Elected Board – Notice

The members of each newly elected board shall meet at the principal business office of the corporation, at such time as shall be suggested or provided for by resolution of the shareholders at the annual meeting, for the purpose of organization or otherwise, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting; provided, however, that a majority of the whole board shall be present; or the members of the whole board shall be present; or the members of such board may meet at such time and place as shall be consented to in writing by all of the newly elected directors. Each director, upon his or her election, shall qualify by accepting the office of director, and his or her attendance at, or his or her written approval of the minutes of the first meeting of the newly elected directors, shall constitute his or her acceptance of such office; or he or she may execute such acceptance by a separate writing, which shall be placed in the minute book.

F. Regular Meetings – Notice

Regular meetings of the board may be held without notice at such time or times and place either within or without the state of incorporation as shall from time to time be fixed by resolution of the whole board. Any business may be transacted at a regular meeting.

G. Special Meetings – Notice

Special meetings of the board may be called by the Chairman of the Board, President, any Vice President or the Secretary, by giving five days notice of such meeting to each director, either personally or by mail, or by telegram, stating the time, place and purpose of any such meeting. Special meetings shall be called by any one of such officers in like manner and on like notice when requested in writing to do so by any one or more directors.

"Notice" and "call" with respect to such meetings shall be deemed to be synonymous.

H. Quorum

At all meetings of the board, a majority of the full Board of Directors shall, unless a greater number for any particular matter is required by the Articles of Incorporation or these Bylaws, constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum, except as may be otherwise specifically provided by statute, by the Articles of Incorporation, or by these Bylaws, shall be the act of the Board of Directors.

Less than a quorum may adjourn a meeting successively until a quorum is present, and no notice of adjournment shall be required.

I. Waiver By Writing

Any notice provided or required to be given to the directors may be waived in writing by any of them, whether before, at or after the time stated therein.

J. Waiver By Attendance

Attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where he or she attends for the express purpose and so states at the opening of the meeting, of objecting to the transaction of any business because the meeting is not lawfully called or convened.

K. Vacancies

If the office of any director becomes vacant by reason of death or resignation, a majority of the surviving or remaining directors, though less than a quorum, may fill the vacancy until a successor shall have been duly elected at a shareholders' meeting.

L. Executive Committee

The Board of Directors may, by resolution passed by a majority of the whole board, designate an executive committee; such committee to consist of three or more directors of the corporation, which committee, to the extent provided in said resolution or resolutions, shall have and may exercise all of the authority of the Board of Directors in the management of the corporation as permitted by law and the Articles of Incorporation.

The Executive Committee shall keep regular minutes of its proceedings and the same shall be recorded in the minute book of the corporation. The Secretary or an

Assistant Secretary of the corporation may act as Secretary for the committee, if the committee so requests.

M. Compensation Of Directors & Committee Members

Directors and members of all committees may receive such salary for their services as such, and/or fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the board or committee as may be set by resolution of the Board of Directors from time to time; provided that nothing herein contained shall be construed to preclude any director or committee member from serving the corporation in any other capacity and receiving compensation therefore.

N. Elected Officers

The following officers of the corporation shall be chosen or appointed by election by the Board of Directors, and shall be deemed elected officers; A President, a Vice President, a Secretary, and a Treasurer; also, if the board desires, a Chairman of the Board, an Executive Vice President and additional Vice Presidents, as well as one or more Assistant Secretaries and Assistant Treasurers.

An elected officer shall be deemed qualified when he or she enters upon the duties of the office to which he or she has been elected and furnishes any bond required by the board; but the board may also require of such person his or her written acceptance and promise faithfully to discharge the duties of such office.

O. Election Of Officers

The Board of Directors annually, at its first meeting after each annual meeting of the shareholders, shall elect a President, Vice President, Secretary and Treasurer. The board then, or from time to time, may elect a Chairman of the Board and such additional Vice Presidents and also such Assistant Secretaries and Assistant Treasurers as it may deem advisable or necessary.

P. Term Of Office

Each elected officer of the corporation shall hold his or her office for the term for which he or she was elected, or until he or she resigns or is removed by the board, whichever first occurs.

Q. Appointment Of Officers & Agents – Terms Of Office

The board from time to time may also appoint such other officers and agents for the corporation as it shall deem necessary or advisable. All appointed officers and agents shall hold their respective positions at the pleasure of the board or for such terms as the board may specify, and they shall exercise such powers and perform such duties as shall be determined from time to time by the board, or by an elected office empowered by the board to make such determination.

R. Removal

Any officer or agent elected or appointed by the Board of Directors, and any employee, may be removed or discharged by the board whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract right, if any, of the person so removed.

S. Salaries & Compensation

Salaries and compensation of all elected officers of the corporation shall be fixed, increased or decreased by the Board of Directors, but this power, except the salary or compensation of the Chairman of the Board and the President, may, unless prohibited by law, be delegated by the board to the President, or a committee. Salaries and compensation of all other appointed officers and agents, and employees of the corporation may be fixed, increased or decreased by the Board of Directors, but until action is taken with respect thereto by the Board of Directors, the same may be fixed, increased or decreased by the President, or by such other officer or officers as may be empowered by the Board of Directors to do so.

T. Delegation Of Authority To Hire, Discharge, Etc.

The board from time to time may delegate to the President, or other officer or executive employee of the corporation, authority to hire, discharge and fix and modify the duties, salary or other compensation of employees of the corporation under their jurisdiction, and the board may delegate to such officer or executive employee similar authority with respect to obtaining and retaining for the corporation the services of attorneys, accountants and other consultants and advisors.

U. The Chairman Of The Board & The President

The Chairman of the Board shall be responsible for the compliance of these Bylaws of the corporation. The President shall be the Chief Executive Officer of the corporation. Except as otherwise provided for in these Bylaws, the Chairman of the Board, or in his or her absence, the President, shall preside at all meetings of the shareholders and directors. The President shall have general and active management of the business of the corporation and shall carry into effect all directions and resolutions of the board and shareholders.

The President, when authorized so to do by the board, may execute all bonds, notes, debenture, mortgages, and other contracts requiring a seal, under the seal of the corporation and may cause the seal to be affixed thereto, and all other instruments for and in the name of the corporation.

The President, when authorized so to do by the board, may execute powers of attorney from, for and in the name of the corporation to such proper person or persons as he or she may deem fit, in order that thereby the business of the corporation may be furthered or action taken as may be deemed by him or her necessary or advisable in furtherance of the interests of the corporation.

The President, except as may be otherwise directed by the board, shall attend meetings of shareholders of other corporations to represent this corporation thereat and to vote to take action with respect to the shares of any such corporation owned by this corporation in such manner as he or she shall deem to be for the interest of the corporation or as may be directed by the board.

The President and in his or her absence, the senior Vice President, shall, unless the board otherwise provides, be ex officio a member of all standing committees and shall have such general executive powers and duties of supervision and management as are usually vested in the Chief Executive Officer of a corporation.

Each shall have such other or further duties and authority as may be prescribed elsewhere in these Bylaws or from time to time by the Board of Directors, and the board may from time to time divide the responsibilities, duties and authority between them to such extent as it may deem advisable.

V. The Vice President

The Vice Presidents in the order of their seniority shall, in the absence, disability or inability to act of the Chairman of the Board and the President, perform the duties and exercise the powers of the Chairman of the Board and the President, and shall perform such other duties as the Board of Directors shall from time to time prescribe.

W. The Secretary & The Assistant Secretary

The Secretary shall attend all sessions of the board and, except as otherwise provided for in these Bylaws, all meetings of the shareholders, and shall record or cause to be recorded all votes taken and the minutes of all proceedings in a minute book of the corporation to be kept for that purpose. He or she shall perform like duties for the executive and other standing committees when requested by the board or such committee to do so.

His or her principal responsibility shall be to give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors, but this shall not lessen the authority of others to give such notice as is authorized elsewhere in these Bylaws.

He or she shall see that the books, records, lists and information, or duplicates required to be maintained at the registered or other office of the corporation are so maintained.

He or she shall keep in safe custody the seal of the corporation, and when duly authorized to do so shall affix the same to any instrument requiring it, and when so affixed, he or she shall attest the same by his or her signature.

He or she shall perform such other duties and have such other authority as may be prescribed elsewhere in these Bylaws, or from time to time by the Board of Directors or the President, under whose direct supervision he or she shall be.

He or she shall have the general duties, powers and responsibilities of a Secretary of a corporation.

The Assistant Secretaries, in the order of their seniority, in the absence, disability or inability to act of the Secretary, shall perform the duties and exercise the powers of the Secretary, and shall perform such other duties as the board may from time to time prescribe.

X. The Treasurer & The Assistant Treasurer

The Treasurer shall have the responsibility for the safekeeping of the funds and securities of the corporation, and shall keep or cause to be kept full and accurate accounts of receipts and disbursements in books belonging to the corporation. He or she shall keep, or cause to be kept, all other books of accounts and accounting records of the corporation, and shall deposit or cause to be deposited all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

He or she shall disburse, or permit to be disbursed, the funds of the corporation as may be ordered, or authorized generally, by the board and shall render to the Chief Executive Office of the corporation and the directors whenever they may require it, an account of all his or her transactions as Treasurer and those under his or her jurisdiction, and of the financial condition of the corporation.

He or she shall perform such other duties and shall have such other responsibilities and authority as may be prescribed elsewhere in these Bylaws or from time to time by the Board of Directors.

He or she shall have the general duties, powers and responsibilities of a Treasurer of a corporation, and shall be the Chief Financial and Accounting Officer of the corporation.

If required by the board, he or she shall give the corporation a bond in a sum and with one or more sureties satisfactory to the board, for the faithful performance of the duties of his or her office, and for the restoration to the corporation, in the case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control which belong to the corporation.

The Assistant Treasurers, in the order of their seniority shall, in the absence, disability or inability to act of the Treasurer, perform the duties and exercise the powers of the Treasurer, and shall perform such other duties as the Board of Directors shall from time to time prescribe.

Y. Duties Of Officers May Be Delegated

If any officer of the corporation be absent or unable to act, or for any other reason that the board may deem sufficient, the board may delegate for the time being, some or all of the functions, duties, powers and responsibilities of any officer to any other office, or to any other agent or employee of the corporation or other responsible person, provided a majority of the whole board concurs therein.

VI. SHARES OF STOCK

A. Certificate For Shares Of Stock

The certificates for shares of stock of the corporation shall be numbered, shall be in such form as may be prescribed by the Board of Directors in conformity with law, and shall be entered in the stock books of the corporation as they are issued, and such entries shall show the name and address of the person, firm, partnership, corporation or association to whom each certificate is issued. Each certificate shall have printed, typed or written thereon the name of the person, firm, partnership, corporation or association to whom it is issued, and number of shares represented thereby and shall be signed by the President or a Vice President, and the Secretary or an Assistant Secretary of the corporation and sealed with the seal of the corporation, which seal may be facsimile, engraved or printed. If the corporation has a registrar, a transfer agent, or a transfer clerk who actually signs such certificates, the signature of any of the other officers above mentioned may be facsimile, engraved or printed. In case any such officer who has signed or whose facsimile signature has been placed upon any such certificate shall have ceased to be such officer before such certificate is issued, such certificate may nevertheless be issued by the corporation with the same effect as if such officer were an officer at the date of its issue.

B. Transfer Of Shares – Transfer Agent – Registrar

Transfers of shares of stock shall be made on the stock records or transfer books of the corporation only by the person named in the stock certificate, or by his or her attorney lawfully constituted in writing, and upon surrender of the certificate therefore. The stock record book and other transfer records shall be in the possession of the Secretary or of a transfer agent or clerk for the corporation. The corporation, by resolution of the board, may from time to time appoint a transfer agent, and, if desired, a registrar, under such arrangements and upon such terms and conditions as the board deems advisable; but until and unless the board appoints some other person, firm or corporation as its transfer agent (and upon the revocation of any such appointment, thereafter until a new appointment is similarly made) the Secretary of the corporation shall be the transfer agent or clerk of the corporation, without the necessity of any formal action of the board, and the Secretary shall perform all of the duties therefore.

C. Closing Of Transfer Books

The Board of Directors shall have a power to close the stock transfer books of the corporation for a period not less than ten (10) nor more than sixty (60) days preceding the date of any meeting of the shareholders, or the date for payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares shall go into effect; provided, however, that in lieu of closing the stock transfer books as aforesaid, the Board of Directors may fix in advance a date not less than ten (10) nor more than sixty (60) days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the shareholders entitled to a notice of, and to vote at, any such meeting or any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect to any such change, conversation or exchange of shares; and in such case such shareholders and only such shareholders as shall be shareholders of record on the date of closing of the transfer books on the record date so fixed shall be entitled to such notice of, and to vote at, such meeting, and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment or rights, or to exercise such rights as the case may be, notwithstanding any transfer of any shares on the books of the corporation after such date of closing of the transfer books, or such record date fixed as aforesaid.

D. Lost Or Destroyed Certificates

In case of the loss or destruction of any certificate for shares of stock of the corporation upon due proof of the registered owner thereof or his or her representatives, by affidavit of such loss or otherwise, the President and Secretary may issue a duplicate certificate (plainly marked "duplicate") in its place, upon the corporation being fully indemnified therefore.

VII. GENERAL

A. Fixing Of Capital – Transfers Of Surplus

Except as may be specifically otherwise provided in the Articles of Incorporation, the Board of Directors is expressly empowered to exercise all authority conferred upon it or the corporation by any law or statute, and in conformity therewith, relative to:

1. The determination of what part of the consideration received for shares of the corporation shall be capital, capital surplus, and/or stated capital;

2. Increasing or decreasing capital or stated capital;

3. Transferring surplus, earned surplus or capital surplus to capital or stated capital;

4. The consideration to be received by the corporation for its shares; and

5. All similar or related matters; provided that any concurrent action or consent by or of the corporation and its shareholders required to be taken or given pursuant to law, shall be duly taken or given in connection therewith.

B. Dividends

Ordinary dividends upon the shares of the corporation, subject to the provisions of the Articles of Incorporation, and of any applicable law or statute, may be declared by the Board of Directors at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of its stock, and to the extent and in the manner provided by law, out of any available earned surplus or earnings or surplus or capital surplus of the corporation which is unreserved and unrestricted or as provided by the law of the state of incorporation.

Liquidating dividends or dividends representing a distribution of paid-in surplus or a return of capital shall be made only when and in the manner permitted by law.

C. Creation Of Reserves

Before the payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their reasonable discretion, think proper as a reserve fund or funds, to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes a the directors shall think conclusive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

D. Checks

All checks or instruments for the payment of money and all notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate. If no such designation is made and unless and until the board otherwise provides, the President and Treasurer shall have the power to sign all such instruments for, in behalf of and in the name of the corporation, which are executed or made in the ordinary course of the corporation's business.

E. Fiscal Year

The Board of Directors shall have the paramount power to fix and from time to time change the fiscal year of the corporation. In the absence of action by the Board of Directors, however, the fiscal year of the corporation shall end each year on the date which the corporation treated as the close of its fiscal year, until such time, if any, as the fiscal year shall be changed by the Board of Directors.

F. Directors' Annual Statement

The Board of Directors may present at each annual meeting, and, when called for by vote of the shareholders, shall present to any annual or special meeting of the shareholders, a full and clear statement of the business and condition of the corporation.

G. Conduct Of Affairs Without Formal Meeting

All matters regarding the business, operation, affairs or management of the corporation by the Board of Directors and an Executive or other committee or sub-committee of the Board of Directors may be undertaken without formal meeting by the Board of Directors of such committee or sub-committee and be deemed valid and lawful action by the Board of Directors or such committees or sub-committees so long as the written consent to such action of each Director or member of such committee or sub-committee is received by the Secretary of the corporation and filed in the minutes of the corporation.

H. Certain Contracts

No contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee thereof which authorizes the contract or transaction, or solely because the director or officer is present at or participates in the meeting of the board or committee thereof which authorizes the contract or transaction, solely because his or her or their votes are counted for such purposes, if:

1. The material facts as to his or her interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the board or committee in good faith authorized the contract or transaction by a vote sufficient for such purpose without counting the vote of interested director or directors; or

2. The material facts as to his or her interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

3. The contract or transaction is fair and reasonable as to the corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof, or the shareholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorized the contract or transaction.

I. Indemnification

1. The corporation shall indemnify any person who was or is a party to any proceeding, (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

2. The corporation shall indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the Board of Directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlements of such proceeding, including any appear thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made under this section with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such could deem proper.

3. To the extent that any person referred to in this section has been successful on the merits or otherwise in defense of proceeding referred to therein or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith, including fees for appellate services rendered.

4. Any indemnification under this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is

proper in the circumstances because he or she has met the applicable standard of conduct set forth in this section. Such determination shall be made:

a. By the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding; or

b. If such quorum is not obtainable, or, even if obtainable, by a majority vote of a committee duly designated by the Board of Directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding; or

c. By independent legal counsel selected by the Board of Directors as prescribed above; or

d. By the shareholders, by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

5. Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by section 4(c) of this section shall evaluate the reasonableness of expenses and may authorize indemnification.

6. Expenses incurred by an officer or director in defending a civil or criminal or proceeding may be paid by the corporation in advance of final disposition of such proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by the corporation as provided in this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the Board of Directors deems appropriate.

7. The indemnification and advancement of expenses provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any statute, Bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8. The corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture,

trust or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of this section.

9. For the purposes of this section, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprises shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation as he or she would if he or she had served the resulting or surviving corporation in the same capacity.

VIII. VOTING AGREEMENTS

Two or more shareholders may enter into an agreement providing for the manner of their exercising voting rights or relating to any phase of this corporation's affairs, as provided by law. Nothing therein shall impair this corporation's rights to treat the shareholders as entitled to vote their shares.

IX. VOTING TRUSTS

Any number of shareholders may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares, as provided by law. When the counterpart of a voting trust agreement and a copy of the record of the holders of voting trust certificates have been deposited with this corporation, as provided by law, those documents shall be subject to an examination by any shareholder or record holder of voting trust certificates, in person, or by his or her agent or attorney.

[SIGNATURES ON THE NEXT PAGE]

X. CERTIFICATE

We, the undersigned, hereby certify that we acted as Chairman and Secretary, respectively, of a meeting of the Board of Directors of Skreem Studios. Inc. _____, held on ___June 24___, 2_008_, at which the foregoing Bylaws were duly adopted as and for the Bylaws of ___Skreem Studios. Inc.___, and hereby further certify that the foregoing constitutes the Bylaws of ___Skreem Studios. Inc.___.

_____
Chairman Of The Meeting
*(Typed/Printed Name)*___Charles Camorata___

June 24, 2008
Date

_____
Secretary Of The Meeting
*(Typed/Printed Name)*___Karen Aalders___

June 24, 2008
Date

Exhibit 5

Opinion of Gregory M. Wilson

Gregory M. Wilson
Attorney at Law
18610 East 32nd Ave.
Greenacres, WA 99016
Tel. (509) 891-8373
Fax (509) 891-8382

March 16, 2011

Mainstream Entertainment, Inc.
11637 Orpington St.
Orlando, FL 32817

Re: Mainstream Entertainment, Inc: Registration Statement on Form S-1
(the "Registration Statement")

Gentlemen:

You have requested my opinion, as counsel for Mainstream Entertainment, Inc, a Florida corporation (the "Company"), in connection with the registration statement on Form S-1 (the "Registration Statement"),under the Securities Act of 1933, filed by the Company with the Securities and Exchange Commission for the resale of 3,045,870 shares (the "Registered Shares") of common stock, $.001 par value (the "Common Stock"), by the Selling Securityholders named in the Registration Statement.

I am acting as counsel for the Company in connection with the registration for resale of the Shares. I have examined the registration statement, such records and documents and made such examinations of law as I have deemed relevant in connection with this opinion. In my examination, I have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing and in reliance thereon, I am of the opinion that, the common shares are duly authorized, validly issued, fully paid and non-assessable.

I assume that the appropriate action will be taken, prior to the offer and sale of the Shares by the Selling Securityholders to exempt sale transactions, register and, or qualify the Shares for sale under all applicable state securities or "blue sky" laws.

Please note that I am opining only as to the matters expressly set forth herein, and no opinion should be inferred as to any other matters. This opinion is based upon currently existing statutes, rules, regulations and judicial decisions, and I disclaim any obligation to advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein after the effective date of this Registration Statement.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. I hereby further consent to the reference to us under the caption "Legal Matters" in the prospectus included in the Registration Statement. In giving such consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Sincerely,

/s/ Gregory M. Wilson

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We hereby consent to the inclusion in this Registration Statement on Form S-1 of our reports dated February 8, 2011 for Mainsteam Entertainment, Inc., relating to the respective financial statements as of September 30, 2010 and 2009, and for the period from inception to September 30, 2010, and the reference to our firm under the heading "Experts" in the amended Registration Statement.

/s/ M&K CPAS, PLLC

Houston, Texas
March 18,   2011

EXHIBIT 24

POWER OF ATTORNEY

The undersigned directors and officers of MAINSTREAM ENTERTAINMENT, INC., hereby constitute and appoint Charles Camorata and Justin Martin, each of them, with full power to act without the other and with full power of substitution and re-substitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this registration statement under the Securities Act of 1933 and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm each and every act and thing that such attorneys-in-fact, or any them, or their substitutes, shall lawfully do or cause to be done by virtue thereof.

Signature	Title	Date
/s/ CHARLES CAMORATA Charles Camorata	President, Chief Executive Officer, and Director	March 16, 2011
/s/ JUSTIN MARTIN Justin Martin	Vice President and Director	March 16, 2011
/s/ KAREN AALDERS Karen Aalders	Treasurer and Secretary Principal Accounting/Financial Officer and Director	March 16, 2011